Exhibit (a)(5)

SUPPLEMENTAL REPORT

OF

VETERINARY PET INSURANCE COMPANY

CALIFORNIA	95-3538503
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3060 Saturn Street, Brea, California, 92821

(Address of principal executive offices)

(714) 989-0555

(Telephone number, including area code)

THE BUSINESS

Forward-Looking Statements

This Supplemental Report (this “Report”) includes certain forward-looking statements. Forward-looking statements are based on current expectations, estimates, forecasts, and projections about the pet insurance industry and beliefs and assumptions made by management. These include, in particular, statements about our plans, strategies, and prospects in the sections describing our business. Words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” variations of such words, and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements are not guarantees of future performance. They involve known and unknown risks, uncertainties, and other factors, including the risks identified under the heading “Risk Factors.” These risks, uncertainties, and factors may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Examples of the uncertainties and contingencies that might affect our business include, among other important factors, those affecting the insurance industry generally such as economic conditions generally, the risk of higher inflation and the effect it may have on claims costs and loss ratios, interest rates, legislative and regulatory developments, and our ability to raise capital when needed. Additional factors relate to the pet insurance industry specifically, such as market pricing, competitive trends in the pet insurance industry, our insurance premiums and fee income, our claims experience, our reinsurance arrangements, and the performance of our investment portfolio.

This Report also contains estimates made by independent parties relating to the pet insurance market size and potential market growth. These estimates involve a number of assumptions and limitations. Projections, assumptions, and estimates of our future performance and the future performance of the pet insurance industry are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this Report.

Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention, nor do we assume any obligation, to update publicly any forward-looking statements in this Report, even if new information becomes available in the future.

For convenience in this Report, references to “VPI,” the “Company,” “we,” “us,” and “our” refer to Veterinary Pet Insurance Company and its wholly-owned subsidiaries, V.P.I. Services, Inc. (“VPIS”) and DVM Insurance Agency (“DVM”).

The Company

We are an insurance company providing accident and health insurance policies primarily for dogs and cats, and to a lesser extent for birds and other animals. We estimate our current U.S. written premium market share to be approximately 70%. VPI markets, underwrites, insures, and reinsures these policies itself and through DVM. VPI is a California-domiciled insurance company licensed by the California Department of Insurance (the “DOI” or the “Department”) for property and casualty insurance. DVM is a licensed, non-resident insurance agency in all states outside California. VPI is the largest licensed insurance company dedicated to selling approved pet insurance plans in the United States. Through VPIS, a wholly owned subsidiary of VPI, we also operate a nationwide pet registry service for our policyholders that includes a pet identification and pet recovery program for lost pets. We operate in only one business segment.

Reimbursement to VPI policyholders is on a fee-for-service basis, after deductibles and co-payments are satisfied. Coverage for claims is calculated by a predetermined benefits schedule for specific medical events covered in each policy. Additionally, our policies contain maximum limits per incidence and annual benefit limits. Our policies also contain exclusions for pre-existing conditions and certain hereditary and congenital conditions.

VPI writes all of our policies in California. Because VPI is only licensed in California, DVM produces all insurance written outside California with National Casualty Company (“NCC”), a wholly owned subsidiary of Nationwide Mutual Insurance Company (“Nationwide”). NCC then cedes 100% of the gross premiums produced by DVM to Scottsdale Insurance Company (“SIC”), another wholly owned subsidiary of Nationwide and our largest shareholder.

Pursuant to our reinsurance agreement with SIC (the “SIC Reinsurance Agreement”), VPI reinsures a portion of the business that NCC cedes to SIC. Approximately 73% of our 2007 and 2006 net written premiums came from the SIC Reinsurance Agreement, while the remaining balance is produced through VPI from policy sales in California. Currently, VPI assumes from SIC 80% of all insurance written outside California and produced by DVM, along with 80% of the claims associated with this business, while SIC retains 20% of the non-California premiums and claims. This arrangement between VPI and SIC – dating back to 1984 – allows us to meet the net written premium to statutory capital and surplus ratio required by the DOI.

Our principal office is located at 3060 Saturn Street, Brea, California 92821. Our phone number is (714) 989-0555. Our web site is: www.petinsurance.com.

Our Business Strategy

The Company has historically built relationships with the veterinarian profession to support the distribution of our products. We continue to believe these relationships are strategically important to the profitable growth of VPI. Accordingly, we will continue to work with the veterinarian community in various ways to create and distribute products that are beneficial to both the veterinarians’ practices and their clients.

We also market and distribute our products through third party administrators and other independent agents that provide us access to employers that offer VPI pet insurance to their employees as a voluntary benefit. Furthermore, we create market awareness for our products and services through marketing programs and advertisements. In addition to mass marketing campaigns, we have relationships with other insurance providers, pet supply companies, and others to market pet health insurance.

To achieve continued growth and efficiencies, VPI’s management believes the Company must have a greater focus on the customer. In 2007, VPI implemented various programs and initiatives to improve our customer service in our call center and claims department. In addition, we filed two new wellcare products and enhanced our core Superior and Standard insurance plans in 2007. The Company held numerous training and development sessions in 2007 to encourage and enable our employees to better focus on the needs of our customers. The Company continues to strengthen its infrastructure to more effectively manage its business through additional product development, increased online transaction processing, and decision support capabilities.

Our Insurance Policies

Plans Offered

VPI currently offers three base policies – the Standard and Superior Plans for dogs and cats, and the Avian/Exotic Pet Plan for birds and other pets. The Standard Plan is less expensive and has a lower benefits schedule and lower annual maximum limit than the Superior Plan. Customers may pay the annual premium in full in advance or on a monthly installment plan.

In 2007, VPI filed for two new wellcare products and enhancements to both the Superior and Standard Plans in all 50 states. As of March 31, 2008, all states approved these filings with the exception of New York, Hawaii, South Carolina, and Washington, where filings are pending. VPI’s original Superior Plan, Standard Plan, and Routine and Vaccination Care Coverage policies continue to be offered in these states pending approval of our new product filings.

The WellCare Premier Plan is our high end wellcare product that is designed for pet owners wishing to take full preventive care of their pets (e.g., annual teeth cleaning). Our Core WellCare Plan covers the basic preventive care such as semiannual check ups. Both wellcare plans were designed consistent with current veterinary medicine best practices. The enhancements to the Superior and Standard Plans included updating the benefits schedule for common medical conditions, while remaining sensitive to our policyholders needs for affordable premiums.

The Company also has future plans to simplify its core benefits schedule to make it easier for policyholders and their veterinarians to understand. Benefits schedule simplification is expected to reduce administrative costs and minimize the effort required by policyholders to interact with VPI.

Endorsements Offered

The Company’s Vaccination and Routine Care Coverage is being discontinued and replaced with VPI WellCare Pet Protection Core and Premier Plans. The two new wellcare plans were created in direct response to existing policyholder demand. Consumers have a choice between two levels of wellcare endorsements, giving them immediate value and offering benefits that pet owners typically use in the form of preventive care and maintenance. The WellCare Core and Premier Plans offer coverage for a variety of routine veterinary care such as vaccines, spaying and neutering, dental care, heartworm tests, and parasite control. The WellCare Core and Premier Plans have been approved and are being offered in all states except New York, Hawaii, South Carolina, and Washington, where filings are pending. VPI continues to offer our Vaccine and Routine Care Coverage in these states.

The Company offers a cancer endorsement that doubles the benefit per incident and maximum benefits schedule for cancer (malignancy) therapy.

Marketing and Sales

We market our pet health insurance policies primarily through direct methods. Because our business is written through VPI and DVM, we do not use outside agencies to write policies for us.

Our primary source of marketing and sales is through our promotional brochures, primarily distributed at point-of-service displays at veterinary offices and pet hospitals. In addition to basic information about our company and insurance policies, the brochures contain our toll-free number and our web site. Telephone sales are made through our sales department, and we maintain a fulltime sales staff to serve this need. Internet sales are generated through our web site where pet owners can enroll directly for insurance coverage.

Referrals from veterinarians are our greatest source of new customers. We market to veterinarians through direct mail, trade advertising, participation at veterinary trade shows, sponsorships, and limited direct visitation. We have also experienced success in promoting our insurance products on our web site, through advertising, through marketing affiliations with other companies in the pet industry, and uniform resource locator (URL) direct links on the web sites of other companies.

Our second most productive source of new applications is from policyholder referrals. We also offer our insurance plans to companies with at least 100 employees, either directly or through third-party administrators with direct bill or payroll deduction options for payment.

We advertise on a limited basis in specialty magazines, general-purpose magazines, and special event publications for pets. Although we have placed limited local radio advertisements, we generally do not currently advertise on the radio, television or in daily publications such as newspapers.

Renewal of existing policies is a critical part of our business and the largest component of our gross premiums written. We review our policy retention rate on a term basis, which incorporates policy cancellations prior to and at renewal, as well as the impact due to loss or death of a pet. Our goal is to improve the retention rates as a result of increased focus on customer service, product redesign, and streamlined operations. In 2007 and 2006, our average yearly retention rate was approximately 76% and 75%, respectively.

Capital and Risk-Based Capital Requirements

The DOI requires VPI to maintain a minimum level of statutory capital and surplus at the amount necessary to maintain our net written premiums to surplus ratio at a level not to exceed 5.0 : 1. In addition, the National Association of Insurance Commissioners (“NAIC”) adopted a risk-based capital (“RBC”) formula for property and casualty insurance companies that examines the ratio of VPI’s total adjusted capital (“TAC”) to one of the four authorized control levels of RBC to determine if regulatory action is necessary. This risk-based capital formula considers the risk associated with both existing assets and liabilities and the growth in premiums.

Loss Reserves

The average life of a pet insurance claim is short due to the claims settlement process. The insured files a claim and sends the required documentation related to the expense incurred to our claims department for review and payment. The claims department will review the facts of the claim and the benefit schedule and, when approved, issue payment directly to the policyholder. If the claim is denied due to a pre-existing condition or some other reason, the insured has 60 days to contact us for further claims review.

We maintain reserves for losses and loss adjustment expenses (“LAE”) with respect to both reported and unreported losses. Reserves are established for reported losses based on historical experience. The amount of unreported losses is estimated by analysis of historical and statistical information. Our ultimate liability may be greater or less than the estimated reserves. Reserves are consistently monitored and adjusted when appropriate and reflected in the statement of operations in the period of adjustment. Reserves for losses and LAE are estimated to cover the future amounts needed to pay claims and related settlement expenses with respect to insured events that have occurred but have not yet been reported.

The following table sets forth a reconciliation of beginning and ending reserves for losses and LAE. The Company does not reinsure any losses nor does the Company discount loss reserves.

Reconciliation of Reserves for Losses and LAE

	2007	2006	2005
	(unaudited)	(audited)	(audited)
Balance at January 1	$13,513	10,255	5,752

Incurred related to:
Current year	77,754	64,236	54,391
Prior years	668	(677)	(13)

Total incurred	78,422	63,559	54,378

Paid related to:
Current year	66,017	50,779	44,605
Prior years	13,899	9,522	5,269

Total paid	79,916	60,301	49,874

Balance at December 31	$12,018	13,513	10,255

The table below shows changes in historical losses and LAE reserves for VPI for each year since 1997. Reported reserve development is derived from information included in VPI’s statutory financial statements. The first line of the upper portion of the table shows the reserves as of December 31st of each of the indicated years, representing the estimated amounts of outstanding losses and LAE for claims arising during that year and in all prior years that are unpaid, including losses that have been incurred but not yet reported to the Company. The upper portion of the table shows the restated amount of the previously recorded reserves for each year based on experience as of the end of each succeeding year. As can be seen in this section, we believe substantially all losses are settled within one year from the date of loss. The lower portion of the table shows the cumulative amounts paid as of December 31st of successive years with respect to the reserve liability for each year.

Changes in Historical Net Reserves for Losses and LAE

(000 Omitted)
Accident Year		1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007

Unpaid losses and LAE at end of year		414	1,099	1,261	2,123	2,204	3,265	5,209	5,752	10,255	13,513	12,018

Reserve re-estimated as of :

1	Year Later	472	1,186	1,348	2,004	2,464	2,936	5,068	5,739	9,578	14,181
2	Years Later	472	1,186	1,348	2,004	2,464	2,936	5,068	5,739	9,578
3	Years Later	472	1,186	1,348	2,004	2,464	2,936	5,068	5,739
4	Years Later	472	1,186	1,348	2,004	2,464	2,936	5,068
5	Years Later	472	1,186	1,348	2,004	2,464	2,936
6	Years Later	472	1,186	1,348	2,004	2,464
7	Years Later	472	1,186	1,348	2,004
8	Years Later	472	1,186	1,348
9	Years Later	472	1,186
10	Years Later	472

Redundancy (deficiency)		(58)	(87)	(87)	119	(260)	329	141	13	677	(668)

		1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
Cumulative Paid as of:
1	Year Later	472	1,186	1,348	2,004	2,464	2,936	5,068	5,739	9,578	13,899
2	Years Later	472	1,186	1,348	2,004	2,464	2,936	5,068	5,739	9,578
3	Years Later	472	1,186	1,348	2,004	2,464	2,936	5,068	5,739
4	Years Later	472	1,186	1,348	2,004	2,464	2,936	5,068
5	Years Later	472	1,186	1,348	2,004	2,464	2,936
6	Years Later	472	1,186	1,348	2,004	2,464
7	Years Later	472	1,186	1,348	2,004
8	Years Later	472	1,186	1,348
9	Years Later	472	1,186
10	Years Later	472

Reinsurance

Since 1984, we have had a reinsurance agreement with SIC that has allowed DVM to produce pet insurance policies in states other than California on policies issued by NCC (the “SIC Reinsurance Agreement”). NCC cedes all of the gross premiums produced by DVM to SIC. Over the years, VPI has assumed different percentages of the business from SIC, on a quota share basis, depending on its ability to meet the DOI written premiums to surplus ratio requirements. Since January 1, 2003, VPI assumes from SIC 80% of the non-California written premiums produced on NCC paper by DVM, along with 80% of the claims associated with this business, while SIC retains 20% of the non-California premiums and related claims.

In 2007 and 2006, approximately $92.3 million or 73%, and $80.2 million or 73%, respectively, of the net written premiums generated were derived from the SIC Reinsurance Agreement. NCC pays DVM a 28.5% agency commission related to the production of non-California premiums. NCC cedes to SIC all of the premiums produced by DVM. VPI pays SIC a ceding commission of 33.5% related to the portion of the non-California premiums assumed by VPI from SIC.

Employees

At March 31, 2008, we employed 414 employees, which included 360 full-time and 19 part-time employees working at our principal offices, 13 employees working remotely in various out of state locations supporting veterinarians and veterinary educators, and 22 employees in our Denver, Colorado claims processing facility. During May 2007, VPI opened a satellite office in Denver, Colorado to provide claims processing activities utilizing veterinary technicians as claims processors. In the normal course of business, we adjust our staffing requirements in response to inforce policy volume.

Information Technology

The Company performs the majority of its internal administrative operations using a proprietary, customized insurance platform called Renaissance II (“Ren”). In 2006 and 2007, the Company continued to make investments in Ren to enhance this platform’s ongoing stability, availability, and suitability to its core business. The system continues to support the Company’s operations through its current growth phase. Ancillary investments in software and hardware have also been made to support Ren’s timely and accurate reporting of information. There continues to be operational opportunities to improve the efficiency of the processes supported by Ren. The Company anticipates that Ren will continue to support the Company’s expansion plans through ongoing maintenance and enhancement of the software and hardware that make up this core system.

Government Regulation

As a California-domiciled property and casualty insurance company, VPI is licensed by the DOI, and under the California Insurance Code (the “Code”) is subject to the kinds of regulations described in the preceding paragraphs. VPI will be subject to similar regulation in other states in which it becomes licensed in the future, if any. In addition, as NCC’s resident agent, DVM is required to comply with the rules and regulations of each state in which it sells insurance.

The DOI requires VPI to maintain a minimum level of statutory capital and surplus at the greater of $2.6 million or the amount necessary to maintain our net written premiums to surplus ratio at a level not to exceed 5.0 : 1. At December 31, 2007 and 2006, statutory capital and surplus were $35.7 million and $32.1 million, respectively, and the net written premiums to surplus ratios were 3.5 : 1 and 3.4 : 1, respectively.

As a licensed property and casualty insurance company, VPI is required to file with the DOI any proposed policy rate increases. Policy rates are subject to DOI approval based on whether a rate is excessive, inadequate, unfairly discriminatory, or otherwise in violation of the Code, giving the DOI the ability to limit VPI’s profitability based on a standard of a “fair rate of return”. All of VPI’s applications for premium rate increases have been approved as presented to the DOI since 1989.

VPI has restrictions affecting the payment of shareholder dividends imposed by the DOI. The maximum amount of dividends that can be paid without prior approval of the DOI is limited to the greater of 10% of statutory capital and surplus as regards policyholders as of the preceding year-end, or 100% of net income for the previous year, and is limited by the amount of unassigned surplus. VPI is not presently permitted to declare any dividends without prior approval from the DOI and did not pay any dividends for the years ended December 31, 2007 and 2006.

VPI submits statutory financial statements to the DOI on a quarterly basis, and the accounts and activities of VPI are examined periodically by the DOI. Pursuant to Code requirements, the last financial regulatory examination of VPI was conducted by the DOI for the year ended December 31, 2004.

Each December 31st, property and casualty insurance companies are required to file an actuarial opinion related to their carried net and gross losses and LAE reserves with the DOI. Management applies generally accepted actuarial techniques and its own claim history to develop its estimate for ultimate losses and LAE costs. As of December 31, 2007 and 2006, the Appointed Actuary of the Company was Guy Avagliano of Milliman, Inc. Mr. Avagliano is a Fellow of the Casualty Actuarial Society.

As the agent for NCC, DVM receives the proceeds from premiums produced from the non-California pet insurance policies written by NCC. VPI assumes 80% of the risks and benefits associated with the business generated by NCC. VPI maintains a letter of credit as security for the unearned premium reserve due to SIC under the SIC Reinsurance Agreement to assure that funds are always available for transfer to SIC in compliance with insurance regulations.

If it were determined that VPI or DVM were not in compliance with the Code or the statutes of other states in which it becomes licensed, the penalties that could be imposed include appointment of a conservator to conduct its business, revocation of its license to operate and liquidation of its assets. In any of those events, we could lose a substantial portion of our current revenue base. The loss of the right to sell insurance in any state, particularly California, New York, New Jersey, Florida and Texas could have a material adverse effect on our operations. State regulations are subject to change at any time, and there is no assurance that we could comply with any such changes or obtain, in a timely manner, any necessary state approvals required to continue our operations if we did not comply with those changes.

Competition

We experience competition from companies selling pet insurance and offering enrollment in pet health maintenance organizations and pet clubs with discounted veterinary services from participating providers. Companies in our industry generally compete based on price, service, benefits offered, relationships with the veterinarian community, partnerships with pet product companies, shelters, and the pet breeder community. The Company is aware of eight competitors offering pet insurance or pet wellness programs in the U.S.A. We believe that our primary competitors are: Pet Health, Inc., offering products under several brands including PetCare, ShelterCare and 24PetWatch, and Hartville Group, Inc., offering products under the ASPCA Pet Health Insurance and Petshealth Care Plan brands. In addition to these direct competitors, we also compete against pet discount clubs, such as Pet Assure Corp. and pet hospitals that offer wellcare and discount programs directly to consumers. We expect to face increased competition in the future from companies desiring to enter the market that may have greater financial, marketing, and other resources than currently available at VPI. We believe our business strategy will enable us to effectively compete with existing and new competitors in our industry. See “Risk Factors – We expect to face increasing competition.”

Veterinary Advisory Board

The Company has established a Veterinary Advisory Board (V.A.B.) to advise it with respect to trends and developments in the veterinary medical community regarding pet insurance. The V.A.B. provides the Company with insight about the veterinary community, as well as pets and their owners. Since its inception in June 2006, there have been five meetings of the V.A.B.

Material Litigation

There is no pending material litigation. See “Legal Proceedings.”

Risk Factors

Our business and financial condition involve numerous risks and uncertainties, including the risks described below and elsewhere in this Report.

We have a history of losses and an accumulated deficit.

We have been selling pet insurance through VPI since 1982, but our first year of profitable operations was the year ended December 31, 2001. Prior to 2001, we experienced consistent losses as we expanded our business and developed our infrastructure to support premium growth. The accumulated deficit as of December 31, 2007 is $3.7 million, compared to an accumulated deficit of $6.6 million as of December 31, 2006. There is no assurance that our business will be successful or that we will be able to maintain profitable operations in the future. Moreover, if profitability is achieved, the level of profitability cannot be accurately predicted. See “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Conditions and Results of Operations.”

Many other pet insurance companies have exited the business.

We are aware of numerous companies that have sold or attempted to sell pet insurance in the United States, but are either no longer selling pet insurance or have gone out of business. Our business has also suffered in the past from under-capitalization and the lack of awareness of and perceived need for pet insurance. We believe that the development and growth of the market for pet insurance depends primarily on the effectiveness of our marketing activities in developing consumer awareness and acceptance. There is no assurance that we will be able to maintain adequate capitalization to finance our future growth, overcome the lack of consumer awareness and acceptance, and achieve sustained profitability.

We expect to face increasing competition.

Although we believe we were the first company to successfully market and sell pet insurance in the United States on a sustained basis, over the last several years we have experienced increasing competition. Our direct competitors include companies offering insurance programs similar to ours, pet health maintenance organizations, and pet clubs with discounted veterinary services from participating providers. A large veterinary hospital chain offering prepaid wellness and discounted medical care packages also competes with VPI. If a sizable market for pet insurance develops, through our efforts or other factors, we expect to face increasing competition in the future from companies with greater financial, marketing, and other resources because of the sizable potential market that we think exists. Our competitors may offer services or insurance products that are superior to or more price-competitive than our services and products. Our future success also depends on our ability to enhance our existing services and to offer products that meet the requirements of the marketplace. In addition, these competitive pressures or the cost of providing increased services could cause a decline in our profit margins and the level of profitability we might otherwise be able to achieve in the future. See “Competition.”

The impact of inflation and interest rates may affect our pricing and profitability.

We believe that the rate of inflation and interest rates may influence the pricing of our insurance policies and the profitability of our business. Inflation is a major factor in the cost of veterinary services, with prices increasing steadily since 1972. We may be forced to increase the price of our insurance products to meet rising veterinary costs, which may also affect our sales of insurance policies. Automatic credit and debit card payments are a major source of payment for our policies with these installment payments representing approximately 75% of premiums received in 2007. Increases in interest rates and decreasing credit availability may discourage consumers from paying for their insurance policies with credit cards and result in lower policy sales.

We are dependent on our relationships with SIC and NCC.

VPI currently offers its policies outside of California through NCC pursuant to a general agency agreement between DVM and NCC and the SIC Reinsurance Agreement. Approximately 73% of our 2007 and 2006 net written premiums came from the SIC Reinsurance Agreement. The term of the SIC Reinsurance Agreement continues indefinitely, but may be terminated by either SIC or VPI on 90 days written notice to the other party or upon 30 days notice in the event that (i) a state insurance department or other legal authority orders VPI to cease writing business, (ii) VPI becomes insolvent, has been placed into liquidation or receivership, or files for protection under federal bankruptcy laws, (iii) VPI’s statutory capital and surplus is reduced by 20% of the amount at either the inception or the latest anniversary of the SIC Reinsurance Agreement, (iv) VPI is merged with or acquired by another company, or (v) VPI has reinsured its entire liability under the SIC Reinsurance Agreement without SIC’s prior written consent. If the SIC Reinsurance Agreement were canceled, our business and profitability would be adversely affected because we would be unable to sell pet insurance in states other than California without a comparable reinsurance agreement or becoming licensed outside of California. In addition, if VPI’s share of the revenue we derive from policies sold through NCC were reduced, our business and profitability would be adversely affected. If we are required to obtain another reinsurer, we believe one might not be able to be obtained on the same terms as our current agreement with SIC. See “Reinsurance” and “Certain Relationships and Related Transactions.”

Our business is heavily regulated.

We are subject to insurance laws and regulations established by the individual states in which we transact business. State insurance agencies and administrators have broad supervisory powers relating, but not limited to, the granting and revocation of licenses to transact insurance business, regulation of trade practices, establishment of guaranty associations, licensing of agents, approval of policy forms, premium rate filing requirements, reserve requirements, the form and content of required regulatory financial statements, periodic examination of insurers’ records, capital and surplus requirements, the quality of investments and the maximum concentrations of certain classes of investments. State insurance laws, in general, also require regulatory approval in advance of certain actions taken by insurance companies, such as premium rate increases, the payment of dividends in excess of statutory limitations, and certain transactions and continuing service arrangements with affiliates such as amendments to the SIC Reinsurance Agreement adjusting the quota share percentage. While we believe we are in material compliance with all material insurance regulations, we may have to change our business plans in response to any future regulatory changes. See “Government Regulation.”

We must maintain adequate statutory surplus in relation to our premium volume.

VPI is required by the DOI to maintain a minimum level of statutory capital and surplus at the greater of $2.6 million or the amount necessary to maintain our net written premiums to surplus ratio at a level not to exceed 5.0 : 1. At December 31, 2007 and 2006, statutory capital and surplus were $35.7 million and $32.1 million, respectively, and the net written premiums to surplus ratios were 3.5 : 1 and 3.4 : 1, respectively.

The National Association of Insurance Commissioners (“NAIC”) has adopted a risk-based capital (“RBC”) formula for property and casualty insurance companies. The formula calculates a minimum level of capital and surplus that should be maintained and is designed to allow state regulators to identify potentially undercapitalized companies. Under the formula, VPI determines its RBC by taking into account certain risks related to its assets and its liabilities. The RBC rules provide for four different levels of regulatory attention depending upon the ratio of VPI’s total adjusted capital (“TAC”) to one of the four authorized control levels of RBC.

If our premium revenues continue to increase and we are not able to continue to increase our statutory capital and surplus commensurately to comply with the DOI-required 5.0 : 1 net written premium to surplus ratio, we may have to limit our marketing and sales activity or change the reinsurance quota share, which could have a material adverse effect on our business. See “Certain Relationships and Related Transactions.”

We must maintain adequate loss reserves.

In addition to maintaining adequate statutory capital and surplus, we maintain claim reserves to cover our estimated liability for losses and LAE with respect to reported and unreported claims as of the end of each accounting period. By their nature, such reserves for unpaid losses and LAE do not represent the exact calculation of liabilities. Rather, such reserves are an estimate projected by management based on experience of amounts subsequently paid for the preceding period. These projections are based upon facts and circumstances at the time of estimation, actuarial data gathered in the past, and predictions of future trends, including the frequency and severity of claims. Our reserves do not currently include specific provision for catastrophic losses and LAE. Management believes, based on the number of policies in force and historic and current losses and LAE experience, that such amounts are immaterial and that its current level of reserves is adequate. Management will continue to consider the number of policies in force and historic and current losses and LAE experience in its reserve-setting methodology in the future as it evaluates the adequacy of its reserves. There is no assurance, however, that currently established provisions and assumptions for calculating losses and LAE will prove accurate or that current reserves will be adequate to cover future claim costs. Further, there is no assurance that management’s current actuarial assumptions used to calculate its reserves will not be changed to increase or decrease current reserve levels. Future earnings would be adversely impacted if loss reserves are inadequate and need to be increased.

The value of our investment portfolio and the returns on our portfolio may decline.

We currently maintain a policy of investing unearned premium reserves, claim reserves, and statutory capital and surplus in investment grade securities, with 56% of our portfolio invested in tax exempt municipal bonds and 12% in obligations of U.S. government agencies at December 31, 2007. Another 29% of the portfolio consists of mortgage pass throughs, and mortgage and asset backed bonds. All fixed-income securities are classified as available-for-sale and are carried at amortized cost. Certain risks are inherent in investing in fixed-income securities, primarily from interest rate increases and prepayments and defaults of mortgage backed securities. If we were to sell any of these securities prior to maturity, we might recognize a realized capital loss on such sales. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

A majority of the members of our Board of Directors is elected by SIC.

SIC owns 3,743,556 shares or approximately 65% of our Common Stock. As a result, even under the principles of cumulative voting, SIC can elect four directors. The interests of SIC may differ from and conflict with the interests of the other shareholders. See “Certain Relationships and Related Transactions.”

This Report has forward-looking statements.

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward looking statements. No assurance is given that actual results or events will not differ materially from those projected, estimated, assumed or anticipated in any such forward-looking statements. Important factors that could result in such differences, in addition to the risk factors identified above, include general economic conditions in our markets, including inflation, recession, interest rates, and other economic factors that generally affect businesses. See “Forward-Looking Statements.”

It is unlikely we will pay dividends on our Common Stock.

We have never declared or paid any cash dividends on our Common Stock. We intend to retain future earnings, if any, that may be generated from our operations for expansion of our business. In addition, DOI restrictions limit VPI’s ability to pay a dividend to its shareholders. See “Government Regulations.” As a result, and as a practical matter, our shareholders must rely on an increase in the value of their shares rather than dividend income to obtain a return on their investment.

There is no trading market for our Common Stock.

There is no trading market for our Common Stock, and no such market is expected to develop. We do not have any obligation to repurchase our shares, and California law may restrict our ability to repurchase shares. The price we would pay to repurchase our shares, if legally permitted to do so, would be set by our Board of Directors. Our shares are highly illiquid and shareholders may not be able to sell their shares for the fair market value if they need to liquidate their investment in our Common Stock.

PROPERTIES

The Company owns no real property and is a party to several leases including one for its principal offices in Brea, California. The Brea lease is for 49,633 square feet and is guaranteed for the Company’s benefit by SIC. The Company views this lease as material. In 2006 and 2007, the Company leased an additional 7,259 and 21,321 square feet, respectively, in buildings adjacent to its principal office. Also in 2007, the Company leased 6,452 square feet of office space in Denver, Colorado for a satellite claims processing office. Total real estate property lease payments in 2007 were $1,172,900.

LEGAL PROCEEDINGS

The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.

MARKET FOR OUR COMMON STOCK AND RELATED SHAREHOLDER MATTERS

Market for Our Common Stock

Our Common Stock does not trade on any securities exchange or automated quotation system, and there is no firm that makes a market in our Common Stock.

Dividends

The Company has never paid a cash dividend on its Common Stock and does not plan to pay such dividends in the foreseeable future. The Company’s policy is to retain earnings to finance future growth. Additionally, VPI is subject to limitations imposed by California law on payment of dividends by the Company without prior approval from the DOI and may be subject to similar restrictions in states other than California where the Company may become licensed to sell pet insurance directly. Any payment and amount of dividends, however, will be subject to the discretion of our Board of Directors and will depend, among other things, upon our results of operations, financial condition, cash requirements, prospects and other factors that our Board of Directors may deem relevant. See “Government Regulation” and “Risk Factors.”

Shareholders of Record

As of March 31, 2008, we have 1,001 holders of our Common Stock. As of March 31, 2008, total outstanding shares are 5,785,743, of which 3,743,556 are held by SIC, and 2,042,187 are held by all other VPI shareholders. As of March 31, 2008, there are 87,000 issued and unexercised options to purchase VPI common stock at prices ranging from $8.00 per share to $12.00 per share.

Recent Sales of Unregistered Securities

We issued no securities during the year ended December 31, 2007, other than in connection with the exercise of stock options (171,467 shares) previously approved by the VPI Board of Directors.

FINANCIAL INFORMATION

Selected Financial Data of Financial Condition and Results of Operations

Selected Financial Information. The Company prepares its financial statements in conformity with statutory accounting principles (“SAP”) prescribed or permitted by the DOI. SAP based financial statements may differ materially from financial statements and projections prepared in conformity with generally accepted accounting principles in the United States (“GAAP”). The primary, but not only, differences between SAP and GAAP is that for GAAP certain policy acquisition costs (“DAC”) are deferred and amortized into income in relation to premiums earned. In addition, SAP and GAAP recognize certain temporary federal income tax differences in different periods. (See Footnote 3 accompanying the financial statements at the end of this document for a further explanation of the differences between SAP and GAAP.)

SAP Financial Summary. The following table sets forth summary historical financial data, prepared in accordance with SAP, for VPI as of and for each of the years ended December 31, 2007, 2006 and 2005.

	Year Ended December 31,
In (‘000s)	2007 (unaudited)(1)	2006 (audited)	2005 (audited)
Net written premiums	$125,917	$109,950	$93,173
Net earned premiums	117,458	101,700	86,767
Net investment income and other revenue	9,260	7,465	6,760

Total revenues(2)	126,718	109,165	93,527
Total benefits and expenses	121,313	104,194	90,238

Income before income taxes	5,405	4,971	3,289
Provision for income taxes	1,738	2,537	667

Net income	3,667	2,434	2,622
Total assets(3)	126,371	117,620	96,785
Total liabilities(3)	90,672	85,481	70,064
Total surplus (3)(4)	35,699	32,139	26,721
Total return on surplus(5)	10.3%	7.6%	9.8%

(1)	As reported to the California Department of Insurance in the Company’s Annual Statement for the year ended December 31, 2007.

(2)	Revenues are additive of net earned premiums and net investment income and other revenue, and do not appear on the audited financial statements

(3)	As of December 31 for the year indicated.

(4)	Includes the $15 million Certificate of Contribution. See “Liquidity and Capital Reserves” in Management’s Discussion and Analysis of Financial Condition and Results of Operation.

(5)	Surplus refers to ending surplus as of the indicated date as opposed to average surplus during the year.

The following loss and LAE ratio and underwriting expense ratio are used to interpret the underwriting experience of property and casualty insurance companies. Losses and LAE, on a SAP basis, are stated as a percentage of premiums earned because losses occur over the life of a policy as premiums are earned. Underwriting expenses on a SAP basis are determined by comparing underwriting expenses as a percentage of premiums written, as most underwriting and policy acquisition expenses on a SAP basis are incurred when policies are written and are not allocated over the policy period. In addition, the underwriting expenses are net of lost and found registry fees and include certain costs expensed only under a SAP basis. The statutory underwriting profit margin is the extent to which the combined loss and LAE ratio and the underwriting expense ratio are less than 100%. A combined ratio in excess of 100% would indicate a loss related to underwriting activities. Our loss and LAE ratio, underwriting expense ratio, and combined ratio on a SAP basis for the last three years are shown in the following table.

	Year Ended December 31,
	2007	2006	2005
Statutory Ratios:
Loss and LAE ratio	66.8%	62.5%	62.7%
Underwriting expense ratio	34.1%	37.0%	38.5%
Combined ratio(1)	100.9%	99.5%	101.2%

(1)	For statutory accounting purposes, installment fees are recorded as other income and are therefore not included in underwriting operations for purposes of calculating the combined ratios. If installment fees were included in underwriting operations, the combined ratios would be 95.5%, 94.1%, and 95.5% in 2007, 2006 and 2005, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Please refer to the Company’s unaudited 2007 statutory financial statements and audited 2006 and 2005 statutory financial statements enclosed with this Report. For the fiscal period ending December 31, 2007, net written premiums were $125.9 million, up $16.0 million or 14.6% over the comparable period in 2006. For the fiscal period ending December 31, 2006, net written premiums were $109.9 million, up $16.7 million or 17.9% over the comparable period in 2005. The increases in these periods are primarily due to industry growth and our continued marketing and sales efforts to promote product awareness through the veterinary profession and with third party administrators and employer groups and, through the internet. Over the long term, management expects premium volume to continue to increase with an expanding market and the introduction of new products. The percentage of premium increases are difficult to predict and may be higher or lower than past percentage increases.

For fiscal period ending December 31, 2007, statutory net income was $3.7 million, up $1.3 million or 50.7% above the comparable period in 2006. The increase in net income was primarily due to a 19 percentage point decrease in the effective federal income tax rate. Pretax statutory income in 2007 was $5.4 million versus $5.0 million in 2006. This 8.8% increase was primarily due to increased net investment income partially offset by lower underwriting results due to a higher loss and LAE ratio. For fiscal period ending December 31, 2006, statutory net income was $2.4 million, down $0.2 million or 7.2% below the comparable period in 2005. The decrease in net income was primarily due to an increase in the effective federal income tax rate due to adjustments to deferred taxes related to uncollectible tax receivables from prior years and a change in the estimate of admissible deferred tax assets. Pretax statutory income was $5.0 million in 2006, an increase of 51.1% from the 2005 amount of $3.3 million. The increase in pretax income in 2006 was primarily due to improved underwriting results resulting from expense management.

The critical accounting policies related to our business are revenue recognition, and estimating losses and LAE reserves. The accompanying statutory financial statements have been prepared in conformity with statutory accounting practices prescribed or permitted by the DOI, and accordingly are not intended to present financial position, results of operations, or cash flows in accordance with GAAP. The DOI requires that the NAIC Accounting Practices & Procedures Manual (“SAP”) be used to prepare statutory financial statements to the extent those practices do not conflict with the Code.

Revenue Recognition

Written premiums are earned on a pro rata basis over the effective term of the insurance contract. Other income primarily includes monthly installment fees charged to policyholders who elect to pay their premiums over the policy term. Monthly installment fees are earned ratably over the effective term of the insurance contract. Unearned premiums and installment fees represent the pro rata portion of revenues that are applicable to the unexpired terms of policies in force at the end of each period. Unearned premiums at December 31, 2007, December 31, 2006, and December 31, 2005 were $65.2 million, $56.7 million, and $48.4 million, respectively. Unearned installment fees at December 31 of 2007, 2006 and 2005 were $2.8 million, $2.5 million and $2.2 million, respectively.

Losses and Loss Adjustment Expenses

Losses and LAE are charged to income as incurred. Reserves for the payment of losses and LAE represent the accumulation of estimates for reported losses and losses incurred but not reported. These estimates are determined based on historical information and utilizing actuarial techniques consistent with Standards of Actuarial Practices. Reserves are analyzed on a quarterly basis. Management believes that the reserves for losses and LAE are adequate to cover the losses and LAE incurred to date; however, this liability is based on estimates and the ultimate liability may be more or less than the amount we have provided.

Operating Results

Written premiums have consistently increased over the past several years, due to industry growth and continued marketing efforts directed toward pet owners and veterinarians to increase the awareness of the benefits of pet insurance. The increases in premiums written also led to commensurate increases in earned premiums. For 2007, earned premiums were $117.5 million, up $15.8 million or 15.5% over the comparable period in 2006. For 2006, earned premiums were $101.7 million, up $14.9 million or 17.2% over the comparable period in 2005.

The Company also receives lost and found registry fees that, like the premiums, are earned over the effective term of the insurance policy. These fees are reported as reductions of other underwriting expenses associated with the lost and found registry program. For 2007, these fees were $3.6 million, up $0.3 million or 9.1% over 2006. For 2006, these fees were $3.3 million, up $0.3 million or 10.0% over 2005. The increase in registry fees is commensurate with the mix of new and renewal policies written in 2007, 2006 and 2005.

Other income primarily consists of installment fees. For 2007, these fees were $6.8 million, up $0.9 million or 15.3% over 2006. For 2006, installment fees were $5.9 million, up $0.6 million, or 11.3% over 2005. The increase in 2007 is attributable to the growth of the Company’s inforce policy base and a recent shift in policyholder preference from annual payments to monthly installment payments as the policyholder’s preferred method of payment. During 2005 and 2006, installment payments were approximately 73% of all payments received. For 2007, installment payments increased to approximately 75% of all payments received.

Losses and LAE in 2007, 2006 and 2005 were $78.4 million, $63.6 million and $54.4 million, respectively. This increase is due to the growth of the Company’s inforce policyholder base, increasing frequency of claims per policy count and an increase in the average paid claim. Losses and LAE ratios were 66.8%, 62.5% and 62.7% in 2007, 2006 and 2005, respectively. The 4.3 percentage point increase in the 2007 losses and LAE ratio from 2006 was primarily due to veterinary medicine inflation and internal changes to claims handling practices making it easier for customers to file claims. Losses and LAE generally increase or decrease as a result of changes in the inforce policyholder base, the percentage of reinsurance assumed or ceded, and other factors affecting insured pets such as the incidence of injuries and illnesses, the cost of treatment, and the mix of business between dogs and cats and the specific breeds therein.

The Company reevaluates its reserves for losses and LAE quarterly. Changes in the estimated ultimate claim costs for previously reported accident years are reported in the current year. Management determined that the estimated ultimate claim costs as of December 31, 2007, for losses pertaining to previous reported accident years, required an addition of $668,000. The estimated ultimate claim costs as of December 31, 2006, for losses pertaining to previous reported accident years, required a reduction of $677,000 and estimated ultimate claim costs as of December 31, 2005, for losses pertaining to previous reported accident years, required a reduction of $13,000. These changes to prior accident year losses and LAE reserve estimates are inherent in the estimation process, and we do not deem the effect of these changes to be material to our results of operations for the years ended December 31, 2007, 2006 and 2005, respectively, or to be material to our financial condition at December 31, 2007.

A breakdown of policy acquisition costs and other operating costs is presented in the following table:

Other Underwriting Expense (Dollars in millions)	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005
	(unaudited)	(audited)	(audited)
Net acquisition costs	$14.1	$14.3	$12.2
Other operating expense	28.8	26.3	23.7

Total	$42.9	$40.6	$35.9

Underwriting Expenses as a Percentage of Net Written Premiums

Net acquisition costs	11.2%	13.1%	13.1%
Other operating expenses	22.9%	23.9%	25.4%

Total Other Underwriting Expenses	34.1%	37.0%	38.5%

Net acquisition costs consist of commissions incurred, including ceding commissions, marketing and sales expenses, credit card EFT, fulfillment expenses, and premium taxes, as well as other expenses associated with policy acquisitions, reduced by agency commissions received by DVM from NCC for producing and servicing policies outside of California. As indicated in the above table, net acquisition costs as a percentage of net written premiums remained constant in 2005 and 2006 but decreased by 1.9 percentage points in 2007. This decrease was primarily due to a shift in business produced via the internet and more closely managing other direct marketing expenditures such as fulfillment and promotional materials.

Other operating expenses increased $2.5 million or 9.5% from 2006 to 2007. These expenses increased $2.6 million or 10.9% from 2005 to 2006. The increase in other operating expenses over the three year period was due primarily to increases in salaries and employee relations expense, as executive management, management, and professional positions were filled to respond to the growth the Company had experienced since early this decade. Other positions directly interfacing with our customers such as customer care and claims representatives were also added commensurate with our policy growth in 2005, 2006 and 2007.

Premium receivables and agent balances have increased by 16.1% from 2006 to 2007, and by 20.2% from 2005 to 2006. The growth in receivables in these periods is primarily due to the increases in net written premiums produced in all states.

Our billing and collection procedures dictate that cash must be received before the effective date of the coverage. On new business written, we bill and collect two months premiums in advance. If funds are not received prior to the effective date of coverage, the policy is not issued, or if the policy is currently in force, then cancellation steps are initiated. This process is established to ensure that minimal premiums earned are subject to collection activity, and to avoid potential uncollectability upfront.

The provision for federal income taxes incurred totaled $1.7 million, $2.5 million and $0.7 million in 2007, 2006 and 2005, respectively. The corresponding effective federal income tax rate in 2007, 2006, and 2005 was 32.2%, 51.0% and 20.2%, respectively. The differences in these effective federal income tax rates are due to permanent differences, such as tax exempt interest income, and temporary differences, such as unearned premiums and depreciation expense. In addition, in 2006 the Company wrote off an income tax receivable of $0.6 million. At December 31, 2007, 2006 and 2005, the Company had approximately $2.0 million, $2.3 million and $2.9 million, respectively, of operating loss carryforwards, which expire if unused in years 2008 through

2025. No operating loss carryforwards expired in 2007. The ultimate realization of deferred tax assets, such as operating loss carryforwards, is dependent upon the generation of future taxable income during the periods in which those amounts become deductible. Based upon a review of the Company’s anticipated future taxable income, and including all other available evidence, both positive and negative, the Company’s management concludes that it is more likely than not that the net deferred tax assets will be realized.

Liquidity and Capital Resources

On June 8, 2005, VPI received a $15.0 million capital infusion from SIC in the form of a Certificate of Contribution. This $15.0 million infusion was made pursuant to DOI approval and any payment of interest and repayment of principal must be first approved by the DOI. Under SAP, this Certificate of Contribution is permitted to be treated as additional capital and therefore enhances the surplus position of VPI. The $15.0 million was used for capital surplus.

VPI is required by the DOI to maintain a minimum level of statutory capital and surplus at the greater of $2.6 million or the amount necessary to maintain our net written premiums to surplus ratio at a level not to exceed 5.0 : 1. At December 31, 2007, 2006 and 2005, statutory capital and surplus were $35.7 million, $32.1 million and $26.7 million, respectively, and the net written premiums to surplus ratios were 3.5 : 1, 3.4 : 1 and 3.5 : 1, respectively. SIC provides a capital support guarantee to the DOI for the Company’s minimum required statutory capital and surplus.

We utilize cash from operations and maturing investments to meet our insurance obligations to policyholders and for operating costs. Primary sources of cash from operations include premium collections, commissions and fees, and investment income. The principal uses of cash from operations are for payments of claims, acquisition costs, other operating costs, premium payments to NCC and federal income taxes. Cash maintained in trust for NCC by DVM is restricted pursuant to the requirements of the DOI, and we maintain an irrevocable letter of credit with SIC as the beneficiary to comply with the terms of the SIC Reinsurance Agreement.

Management believes that the Company will generate sufficient cash flow from operations to cover its liquidity needs for the next 12 months. VPI currently invests in municipal bonds, mortgage and asset-backed securities, United States government or agency bonds, bills, and notes, and high quality corporate bonds. All fixed-income securities are classified as available-for-sale and are carried at amortized cost, consistent with SAP.

The Company has a line of credit for $16.0 million and utilizes $14.0 million for the letter of credit pursuant to the SIC Reinsurance Agreement. Investment balances having a market value of $19.7 million at December 31, 2007 are restricted as collateral. The restricted investment balances represent 26.2% of the Company’s total cash and investments at December 31, 2007. We pay an annual commitment fee equal to 80 basis points on the $14.0 million letter of credit, which is subject to annual renewal. We pay an annual fee for the line of credit facility of $15,000. The Company has not drawn on either the line of credit or letter of credit in 2005, 2006 and 2007.

VPI has never paid any dividends and is currently not allowed to pay any dividends unless it applies for and receives prior approval by the DOI.

Contractual Obligations

Our financing obligations generally include operating lease payments on certain of our premises and equipment, the annual facility fee of $15,000 on the line of credit, and an annual standby letter of credit fee of 80 basis points. The cost of the letter of credit was $113,806 for each of the years ended 2007, 2006 and 2005. As of December 31, 2007, our annual payments relating to these contractual obligations are as follows:

	2008	2009	2010	2011	2012	Thereafter	Total
Operating lease payments	$1,712,268	$1,624,708	$1,570,591	$1,448,244	$519,762	$—	$6,875,573
Commitment fee							128,806

							$7,004,379

On February 23, 2001, the Company entered into a software license agreement with Systems Task Group International Ltd. (“STG”), a company headquartered in New York with a significant offshore staff in India. The software license agreement is for a perpetual, non-exclusive license to use STG’s software as part of the Company’s operations. On April 1, 2006, the Company entered into a revised maintenance and services contract with STG, under which STG provides ongoing operational support, and software development efforts to improve the licensed software. The Company views the contract with STG as material because this support and ongoing enhancement has been deemed critical to assisting the Company to improve its operations. The Company paid STG $1,038,777 in 2007, $808,938 in 2006 and $1,308,728 in 2005. On March 10, 2008, STG announced it was being merged with MajescoMastek, the United States subsidiary of Mastek, a publicly traded technology company headquartered in India. It is now a wholly owned subsidiary, called “STGMastek.” The Company has one year left in its current maintenance and services contract, and the Company believes that there will be no change to the ongoing relationship with STGMastek.

The Company entered into a contract with Caron Goodman Consulting International, LLC (“CGC”) on May 9, 2005. This contract was terminated in August 2007. CGC provided financial management, claims management, and consulting services to the Company. Louis J. Caron, a principal of CGC, was the Company’s Interim Chief Financial Officer between October 2005 and August 2007 and claims executive from October 2006 to August 2007. In addition to Mr. Caron’s services, CGC provided the Company with information technology design and development services related to implementing a data warehouse. The Company paid CGC $486,026, including expenses in 2007, $840,670, including expenses, in 2006 and $824,361, including expenses, in 2005.

The Company owns no real property and is a party to several leases including for its principal offices in Brea, California. The Brea lease is for 49,633 square feet and is guaranteed for the Company’s benefit by SIC. The Company views this lease as material. In 2006 and 2007, the Company leased an additional 7,259 and 21,321 square feet, respectively, in buildings adjacent to its principal office. Also in 2007, the Company leased 6,452 square feet of office space in Denver, Colorado for a satellite claims processing office. Total real estate property lease payments in 2007 were $1,172,900. Our lease at 3060 Saturn Street, Brea, California (principal offices) terminates on November 30, 2011; our lease at 3070 Saturn Street, Brea, California terminates on September 30, 2012; our lease at 3040 Saturn Street, Brea, California terminates on September 30, 2012; and our lease at Empire Park, Denver, Colorado terminates on May 31, 2010.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our consolidated balance sheets include a substantial amount of invested assets whose fair values are subject to various market risk exposures including interest rate risk and equity price risk.

The Company’s invested assets at December 31, 2007 and 2006 consisted of the following:

	Year Ended December 31,
($ in ‘000s)	2007	2006
	(unaudited)	(audited)
Fixed maturity bonds (at amortized cost)	$70,123	$68,534
Equity securities (at cost)	0	102

Total invested assets	$70,123	$68,636

The Company does not invest in equity securities. The Company’s fixed maturity bond portfolio is subject to interest rate risk. Traditional investment management tools and techniques are employed to address the yield and valuation exposures of the invested assets base. The fixed maturity investment portfolio is managed so as to limit various risks inherent in the bond market. Credit risk is addressed through asset diversification and the purchase of investment grade securities. The Company does not own or utilize derivative financial instruments for the purpose of hedging, enhancing the overall return of its investment portfolio, or reducing the cost of its debt obligations. The Company does not own any options nor does it engage in any type of option writing. Market value risk is limited through the purchase of bonds of intermediate maturity. The combination of these investment management practices is expected to produce a more stable long-term fixed maturity investment portfolio that is not subject to extreme interest rate sensitivity or principal deterioration.

The market value of the Company’s long-term fixed maturity investment portfolio is sensitive, however, to fluctuations in the level of interest rates. The impact of interest rate movements on the long-term fixed maturity investment portfolio generally affects net unrealized gains or losses. As a general rule, rising interest rates enhance currently available yields but typically lead to a reduction in the fair value of existing fixed maturity investments. By contrast, a decline in such rates reduces currently available yields but usually serves to increase the fair value of the existing fixed maturity investment portfolio. All such changes in fair value are reflected, net of deferred income taxes, directly in the surplus account.

As of December 31, 2007, the Company’s unrealized gains totaled $511,001, and unrealized losses were $121,666. As of December 31, 2006 unrealized gains and unrealized losses were $169,951 and $444,545, respectively.

The Company’s cash and money market accounts have only minimal interest rate risk. See the Company’s Financial Statement Supplement, footnote 5, for a more detailed analysis of the Company’s investments.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Company’s unaudited 2007 financial statements and audited 2006 and 2005 financial statements are incorporated by reference and accompany this Report.

CHANGES IN AND DISAGREEMENTS WITH

ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There are no changes in or disagreements with accountants on accounting and financial disclosure.

DIRECTORS AND EXECUTIVE OFFICERS

The names, ages, and positions of the Company’s officers and Directors as of the date of this report are listed below:

Name	Age	Position
Dennis P. Drent.	53	President, Chief Executive Officer, and Director
Kenneth L. Watkins	47	Vice President, Chief Financial Officer
Carol McConnell, DVM	44	Vice President, Underwriting & Chief Veterinary Medical Officer
Philippe E. Grevin	46	Vice President, General Counsel and Secretary
Lorin A. Young	44	Vice President, Marketing and Sales
Jonathan E. Kass	43	Vice President, Operations and Chief Information Officer
Peggy K. Castellano	51	Vice President, Human Resources and Administration
Michael D. Miller	55	Chairman of the Board
David J. Lancer	83	Director
Gary L. Tiepelman	54	Director
Terri L. Hill	49	Director

Dennis P. Drent

Mr. Drent has been the President, Chief Executive Officer, and a Director of the Company since September 2005. Mr. Drent is also a Director and the Chief Executive Officer of DVM and VPIS. Prior to his employment with us, Mr. Drent served as Senior Vice President – Internal Audits of Nationwide Mutual Insurance Company (“Nationwide”) since August 2000. Mr. Drent was responsible for all operational, information technology, financial and compliance internal audits at Nationwide. Nationwide is a large insurance and financial services company, providing domestic property and casualty insurance, life insurance and retirement savings, asset management, and strategic investments. Nationwide is the owner of SIC, the Company’s approximately 65% majority shareholder. Prior to his employment with Nationwide, Mr. Drent was a partner at Ernst & Young LLP in Dallas, Texas and was responsible for providing clients internal audit outsourced services. Mr. Drent received a Bachelor of Science in Biochemistry and a Master of Business Administration from the University of Illinois at Urbana-Champaign. He also is a Certified Public Accountant.

Kenneth L. Watkins

Mr. Watkins joined VPI in July 2007 as Vice President and Chief Financial Officer. Mr. Watkins’ responsibilities include oversight of financial planning, accounting, treasury, actuarial, and internal data creation and analysis. Previous positions held by Mr. Watkins include Chief Financial Officer/Vice President of Finance for PacifiCare Health Systems’ Behavioral Health Division, Chief Financial Officer for Universal Care, Inc., and Manager of Accounting, Reporting and Analysis for PepsiCo, Inc.’s subsidiary Taco Bell Corp. Mr. Watkins began his career at Ernst & Young, LLP as an audit manager. Mr. Watkins is an alumnus of California State University, Long Beach, where he earned a Bachelor of Science in Business Administration-Accounting with Distinction. He also is a Certified Public Accountant.

Carol McConnell, DVM

Dr. McConnell is the Company’s Vice President, Underwriting & Chief Veterinary Medical Officer. In this role, Dr. McConnell oversees all aspects of product development, underwriting and veterinary field services. Dr. McConnell is also a frequent Company spokesperson at veterinary conferences and in the general media. Dr. McConnell’s prior roles have included positions at Priority Consultants, where she provided management consulting to veterinarians around the country. Dr. McConnell was a practicing veterinarian for more than three years at Wilmington Animal Hospital in Delaware. Dr. McConnell holds a Bachelor of Science from Cornell University, a Master of Business Administration from Purdue University, and a Doctor of Veterinary Medicine from the University of California, Davis.

Philippe E. Grevin

Mr. Grevin began his employment with the Company in December 2005 as Vice President, General Counsel. In March 2006 he was appointed Secretary. Mr. Grevin served as Corporate Counsel at State Farm Mutual Automobile Insurance Company and was previously in private practice. He received his Bachelor of Arts from the University of California at Berkeley and his Juris Doctor from University of California, Hastings College of the Law.

Lorin A. Young

Mr. Young joined the Company in January of 2006 as Vice President, Administration. In December 2006, Mr. Young became Vice President, Marketing and Sales. Prior to his employment with the Company, he was an officer of strategy, planning and financial management for Nationwide. Prior to joining Nationwide, Mr. Young worked for Advanced Elastomer Systems as industry manager, construction products, as well as PPG Industries. Mr. Young is an alumnus of Brigham Young University where he received his Master of Business Administration with an emphasis in Organizational Strategy, and California State University, Fullerton where he received his Bachelor of Arts in Marketing Management.

Jonathan E. Kass

Mr. Kass was hired by the Company in October 2005 as its Chief Information Officer. In December 2006, Mr. Kass became Vice President, Operations and Chief Information Officer. Prior to his employment with the Company, he was the Senior Director of Information Technology at PacifiCare Behavioral Health. Mr. Kass received a Bachelor of Science in Computer Engineering from Boston University.

Peggy Castellano

Ms. Castellano joined the Company as Director of Human Resources in August of 2006. In May of 2007, she was promoted to Vice President of Human Resources and Administration. Prior to her employment with the Company, from 2002 to 2006, she was an executive consultant and a teacher. From 2001 to 2002, she was Vice President of Human Resources for two startups in a joint venture with Cisco Systems and Lucent Technologies. Ms. Castellano has a Bachelor of Arts degree in Political Science from California State Polytechnic University, Pomona.

Michael D. Miller

Mr. Miller is the Chairman of the Board of Directors and has been a long-standing Director of the Company, DVM and VPIS since 1998. Mr. Miller is the President and Chief Operating Officer of SIC, Scottsdale Indemnity Company, Scottsdale Surplus Lines Insurance Company and National Casualty Company. Mr. Miller has been employed by SIC most recently since August 2003. SIC is owned by Nationwide. Mr. Miller has been with Nationwide companies for the past 22 years. Mr. Miller has an undergraduate degree in Accounting and Business Administration from Defiance College, and a master’s degree in business administration from Indiana University. He holds the CPCU, CLU, ASLI, ChFc, ARe, and FLMI certifications.

David J. Lancer

Mr. Lancer has been a Director of the Company, DVM and VPIS since 1987. We employed Mr. Lancer as our Controller from 1985 until his retirement in 1987. Mr. Lancer has worked as a senior accountant with Lybrand Ross Brothers, a plant controller for Continental Can Corporation and as controller for the Frawley Corporation. Mr. Lancer received a Bachelor of Business Administration from Manhattan College and did graduate work at New York University.

Gary L. Tiepelman

Mr. Tiepelman has been a Director of the Company, DVM and VPIS since December 2000. He has been employed by SIC since 1987 and was elected Senior Vice President in December 2000. He had previously been Vice President-Underwriting for SIC since August 1999. He has been employed in the insurance industry since 1978. In addition to his employment with SIC, Mr. Tiepelman was employed by Great Southwest Fire Insurance Company (part of the Sentry Group) and Acceptance Insurance Company as Senior Vice President. He graduated from Arizona State University with a Bachelor of Science degree in Business Administration.

Terri L. Hill

Terri L. Hill has been a Director of the Company since March 7, 2006. She has been the Executive Vice President and Chief Administrative Officer of Nationwide since August 2003. Her responsibilities include human resources and corporate real estate for all Nationwide companies, and launching Nationwide’s health and productivity lines of business. Prior to Nationwide, Ms. Hill served as Senior Vice President for Human Resources and Operations at SIC, where she oversaw human resources, learning resources, facilities, operations and communications. Ms. Hill received her Bachelor’s degree in Organizational Communications from Arizona State University and a Certificate of Human Resources from Cornell University.

Board of Directors Committees and Compensation

The Board of Directors has the responsibility for establishing broad corporate policies and for overseeing the overall performance of the Company. Members of the Board are kept informed of the Company’s business through discussions with the President and other officers, by reviewing analyses and reports sent to them, and by participating in Board and committee meetings. Our Bylaws provide that all of the Directors are elected at each annual meeting of the shareholders to hold office until the next annual shareholders meeting. SIC owns 3,743,556 shares or approximately 65% of our Common Stock. As a result, even under the principles of cumulative voting, SIC can elect four of the five directors.

With the exception of David Lancer, who is an independent director, board members are not presently compensated, but are reimbursed for their expenses associated with attending Board meetings. Mr. Lancer receives a $20,000 retainer for serving on the Board and $1,500 for each board meeting attended.

The Audit Committee of the Board consists of three members, none of whom is an officer or employee of the Company. The Audit Committee, pursuant to a written charter approved by the Board of Directors, appoints the independent auditors, subject to shareholder approval, to perform an annual independent audit of the Company’s books and records, reviews the activities of the independent auditors, and reports the results of such review to the Board of Directors. The members of the Audit Committee are Messrs. Lancer (Chairman), Miller and Tiepelman. Mr. Lancer (Chairman) is considered to be independent, as that term is used in paragraph (b)(1)(ii) of the Security and Exchange Commission’s Rule 10A-3. All members of the Audit Committee are deemed to qualify as audit committee financial experts, as that term is used in Item 401(h) of the Security and Exchange Commission’s Regulation S-K.

The Compensation Committee of the Board consists of three members, none of whom is an officer or employee of the Company. The Compensation Committee reviews and recommends compensation levels for members of the Company’s management, evaluates the performance of management, and supervises the administration of the Company’s various incentive plans. The members of the Compensation Committee are Mr. Miller (Chairman), Mr. Lancer and Ms. Hill.

The Investment Committee of the Board consists of three members, none of whom is an officer or employee of the Company. The Investment Committee reviews the Company’s investment performance and its policies and classes of investments. The Investment Committee conducts analyses and makes reports to the Company’s Board of Directors regarding the Company’s investment activities. The members of the Investment Committee are Messrs. Miller (Chairman), Lancer and Tiepelman.

The Board does not have a separate nominating committee. The Board as a whole performs the functions typically performed by a nominating committee.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Overview and Principles.

Our compensation policy is to create a competitive compensation structure that will attract and retain key management talent, assure the integrity of the Company’s compensation and benefits practices, tie compensation to Company and individual performance and safeguard the interests of all shareholders.

We deliver compensation to our executives through a mix of base salary, annual incentive, long-term incentive and benefit plans. The plans and the target incentive opportunities for base salary, annual and long-term incentive are reviewed annually by our Compensation Committee to evaluate whether the goals provide competitive performance targets, a competitive pay mix between base salary, annual incentives and long-term incentives, as well as competitive total compensation to executives. This review and evaluation helps ensure that we will continue to retain talent in key areas and provides a framework for recruiting new talent to the organization. The Compensation Committee determines the target for total compensation, as well as the individual elements that are distributed accordingly between base salary, annual incentive and long-term incentive. We adjust targets for Company and individual performance in order to recognize competitive market compensation and performance in determining the final compensation we deliver to executives. In 2006 and 2007, the Company retained the services of Towers Perin, Inc. to provide competitive compensation data to aid the Compensation Committee in determining competitive compensation packages.

Salaries. We use salaries, together with the incentive plans discussed below, to attract and retain executive talent and to recognize and reward individuals’ skills, competencies, experience, job responsibilities and individual performance against pre-established objectives.

Short Term Incentive Plan. Pursuant to our Short Term Incentive Plan (“STIP”), we may fund annual incentive compensation awards for certain officers and other managers and professional personnel, including the named executives. The Compensation Committee selects participants annually. We base STIP funding on the Company’s level of achievement of performance goals that the Compensation Committee establishes before the end of the first quarter of each calendar year. We may base funding on criteria including, but not limited to, net income, premium growth and the accomplishment of key initiatives. The Compensation Committee establishes threshold, target and maximum levels of performance goals. No funding will occur with respect to performance goals if the Company does not achieve the threshold level of performance.

Long Term Incentive Plan. We provide long-term incentives pursuant to our Long Term Incentive Plan (“LTIP”) to encourage high levels of performance by our officers, as well as to attract and retain the services of such individuals by aligning their interests with those of our shareholders. We have not yet paid any cash awards under the LTIP.

Total compensation expense, including bonuses, for the Company totaled $22.6 million in 2007, $18.7 million in 2006, and $14.1 million in 2005, an increase from 2006 to 2007 of $3.9 million or 20.9% and an increase from 2005 to 2006 of $4.6 million or 32.6%. Dennis Drent, the Company’s President and Chief Executive Officer, received a salary of $307,308 in 2007, and cash bonuses in 2007 of $143,220 (an increase from $133,650 in 2006). Mr. Drent’s annual salary for both 2006 and 2005 was $300,000. Mr. Drent began as the Company’s President and Chief Executive Officer in September 2005. Mr. Drent received $6,750 in 2007 and $6,600 in 2006 as the Company’s contribution to his 401(k) plan. Mr. Drent also received $115,997 in 2006 pursuant to a relocation, inducement and cost of living package.

The next four most highly compensated employees received in the aggregate in 2007 $1,153,323, including bonuses. These employees also received in the aggregate in 2007 $19,850 as the Company’s contributions to their 401(k) plans, and $35,000 pursuant to relocation, inducement and cost of living packages. In 2006, these employees received $1,091,839 in the aggregate in salary and bonuses. In 2006, these employees also received $7,931 in the aggregate as the Company’s contributions to their 401(k) plans, and $183,866 in the aggregate pursuant to relocation, inducement and cost of living packages. In 2005, these employees received $347,765 in the aggregate in salary and bonuses. In 2005, these employees received $0 in the aggregate as the Company’s contributions to their 401(k) plans, and $15,000 in the aggregate pursuant to relocation, inducement and cost of living packages.

No executive officer of the Company has any stock, stock options or warrants in the Company. No officer or employee has a deferred compensation plan. The Company has no change of control agreements or “parachute” arrangements with any employee or executive. The Company has no loans outstanding to any officer or director. No officer or employee of the Company has an employment agreement.

The following table sets forth compensation received for the years ended December 31, 2007, December 31, 2006 and December 31, 2005 by the Company’s Chief Executive Officer, Chief Financial Officers and the three other most highly paid executive officers.

Annual Compensation
Name and Principal Position	Year(1)	Salary ($)	Bonus ($)	Non-Equity Incentive Plan Compensation ($)		All Other Compen- sation ($)		Total ($)
Dennis P. Drent, President, Chief Executive Officer	2007 2006 2005	307,308 300,000 94,640	143,220 133,650 55,000	137,629 56,445 195,787	(2) (2) (2)	88,030 115,997 26,606	(3) (3) (3)	676,187 606,092 372,033

Kenneth L. Watkins(4), Vice President, Chief Financial Officer	2007 2006 2005	103,846 — —	33,000 — —	— — —		10,000 — —		146,846 — —

Louis J. Caron, Interim Chief Financial Officer	2007 2006 2005	297,000 397,800 256,850	— — —	— — —		— — —		297,000 397,800 256,850

Philippe E. Grevin, Vice President, General Counsel and Secretary	2007 2006 2005	185,000 185,000 10,698	52,170 52,000 —	— — —		— — —		237,170 237,000 10,698

Jonathan E. Kass, Vice President, Operations and Chief Information Officer	2007 2006 2005	190,000 190,000 40,217	70,000 53,000 40,000	— — —		25,000 25,000 15,000		285,000 268,000 95,217

Lorin A. Young, Vice President, Marketing and Sales	2007 2006 2005	172,307 164,039 —	50,000 50,000 —	32,179 10,735 —	(2) (2)	— 158,866 —		254,486 383,640 —

(1)	The remuneration described in the table does not include the cost to the Company of benefits furnished to the named executive officers, including premiums for health insurance and other personal benefits provided to such individuals that are extended to all employees of the Company in connection with their employment. All perquisites and other personal benefits, securities, or property received by an executive are under $10,000 per executive.

(2)	These amounts represent cash payments paid by Nationwide Mutual Insurance Company (“Nationwide”) pursuant to Nationwide’s non-equity incentive compensation plan. Both Mr. Drent and Mr. Young were previously employed by Nationwide and were entitled to receive these incentive plan payments when they accepted positions with the Company (Mr. Drent in September 2005 and Mr. Young in January 2006). These already-earned and accrued annual payments from Nationwide were continued as an inducement to Mr. Drent and Mr. Young to accept their positions at the Company, so that they would not forfeit compensation to which they were otherwise entitled. There are no further payments under the Nationwide incentive plan that will be made to either Mr. Drent or Mr. Young.

(3)	This amount includes $52,930 for each of 2007 and 2006, representing the cash out value of unvested options in Nationwide Financial Services, Inc. (“NFS”), a publicly-traded affiliate of Nationwide, that were held by Mr. Drent at the time he accepted his position at the Company on September 1, 2005. Mr. Drent’s unvested options were monetarized using the Black Scholes formula. The total cash out of Mr. Drent’s options is being paid by the Company in three equal installments on the first, second and third anniversaries of Mr. Drent’s employment with the Company on September 1, 2006, 2007 and 2008, respectively. Mr. Drent’s final payment of $52,930 will be made September 1, 2008. These amounts are being paid by the Company so that Mr. Drent will not experience a forfeiture of his unvested NFS stock options by virtue of his election to join the Company as its President and CEO. In addition, Mr. Drent received $35,100 in 2007, $115,997 in 2006 and $26,606 in 2005 pursuant to a relocation, inducement and cost of living package, and will receive $18,900 during 2008 as his final cost of living adjustment payment.

(4)	Mr. Watkins began his employment with the Company on July 7, 2007, at an annual salary of $225,000 per year.

Short Term Incentive Plan

In order to enable the Company to attract, motivate, and retain the talent necessary to achieve its business objectives, the Company adopted a short term incentive plan. The plan became effective as of January 1, 2006. Cash incentive awards are based primarily on, but not limited to, an assessment of the Company’s achievement of assigned target performance objectives, and the participant’s individual performance and compliance with Company policies, practices, and procedures.

In 2007 and 2006, the STIP rewarded management for the achievement of statutory net income and net written premiums growth targets, and for accomplishing operational improvements and initiatives (e.g., claims turnaround time, improvements in customer service, new product development). In both years, the statutory net income, net written premiums growth, and operational improvements were weighted 64%, 16% and 20%, respectively, in calculating the total incentive compensation award. The STIP payout ranged from 30% to 200% of target depending on actual results in the three categories of performance described above. If the actual results in the three categories of performance described above were below 30% of target, there would be no STIP payout. The Compensation Committee has the ability to invoke a plan “look back” provision to adjust the achieved performance up or down if it determines such an adjustment is in the best interests of the Company. The STIP pool is funded based on Company performance relative to achieving these performance targets. Total funded STIP compensation is calculated as the percentage of Company target performance achieved multiplied by the aggregated individual participant target awards. Individual participant targeted awards are a set percentage of their respective base salaries. For the CEO, the targeted amount is 55% of base salary, for Vice Presidents, the targeted amount ranges from 20% to 30% of base salary, and for directors, managers and supervisors, the targeted amount ranges from 5% to 25% of base salary. Individual participant awards are calculated by applying the Company results against the targeted individual awards adjusted for individual performance. The total amount paid under the plan is limited to the funded amount.

In 2007, the Company achieved 95% of its net income target, 62% of its net written premiums growth target, and 165% of its operational improvements initiatives target, resulting in an overall payout of 104% of total target performance. In 2006, the Company achieved 91% of its net income target, 112% of its net written premiums growth target, and 31% of its operational improvements initiatives target, resulting in an overall payout of 81% of total target performance. In 2007, 70 employees were eligible for participation in the STIP, and in 2006, 60 employees were eligible. The STIP is administered by the Compensation Committee of the Board of Directors. The total STIP payments made in 2007 and 2006 were $862,090 and $625,900, respectively. To receive STIP payments, the recipient must be in the employ of the Company at the time of the payment or as otherwise specified in the plan.

Long Term Incentive Plan

The Company also adopted a long term incentive plan to attract, retain and motivate executive officers to focus on key measures that drive performance and create value for the Company, and to provide opportunities that are externally competitive and internally consistent with the Company’s total compensation strategy. The plan permits the granting of long-term incentive target cash awards based upon Company performance. The award is calculated as a percentage of the participant’s salary in the plan year, and is based on key performance indicators as approved by the Compensation Committee.

The LTIP rewards executive management for the achievement of statutory net income and net written premiums growth targets over a three-year period. Statutory net income and net written premiums growth are equally weighted in calculating the LTIP compensation award. The LTIP payout ranges from 30% to 200% of target depending on actual results in the two categories of performance described above. If the actual results in the two categories of performance described above are below 30% of target, then there is no LTIP payout. The Compensation Committee has the ability to invoke a plan “look back” provision to adjust the achieved performance up or down if it determines such an adjustment is in the best interests of the Company. Total funded LTIP compensation is calculated as the percentage of Company target performance achieved over the three year target period multiplied by the aggregated individual participant target awards. Individual participant targeted awards are a set percentage of their respective base salaries. For the CEO, the targeted amount is 80% of base salary, and for Vice Presidents, the targeted amount ranges from 20% to 30% of base salary. As neither the 2007 nor 2006 LTIP three year performance cycles have concluded, no LTIP payments have been made to date. If the Company achieves the targets over a three year period, LTIP participants receive their award in a lump sum cash payment in the first quarter after the end of the three year period. For example, if the Company meets its target objectives for the 2006, 2007 and 2008 combined three year cycle, LTIP participants will receive their cash award in a lump sum during the first quarter of 2009. If the Company achieves its targets for the 2007, 2008 and 2009 cycle, then LTIP participants will receive their cash award in a lump sum during the first quarter of 2010. In 2006, five executives were eligible to participate in the LTIP, and in 2007, eight executives were eligible to participate in the LTIP. The LTIP is administered by the Compensation Committee of the Board of Directors. To receive LTIP payments, the recipient must be in the employ of the Company at the time of the payment or as otherwise specified in the plan.

Grants of LTIP Plan-Based Awards in 2007 and 2006

Estimate Future Payouts

Under Non-Equity

Incentive Plan Awards

	Grant Date	Threshold(1) $	Target $	Maximum $
Dennis P. Drent, President, Chief Executive Officer	2007 2006	74,400 72,000	248,000 240,000	496,000 480,000

Kenneth L. Watkins, Vice President, Chief Financial Officer	2007 2006	16,725 —	55,750 —	111,500 —

Philippe E. Grevin, Vice President, General Counsel and Secretary	2007 2006	16,650 16,650	55,500 55,500	111,000 111,000

Jonathan E. Kass, Vice President, Operations and Chief Information Officer	2007 2006	17,100 17,100	57,000 57,000	114,000 114,000

Lorin A. Young, Vice President, Marketing and Sales	2007 2006	15,750 14,850	52,500 49,500	105,000 99,000

(1)	Minimum threshold means 30% achievement of Company targets. If the Company’s performance is below 30% of target, then no award is scheduled to be granted.

Stock Option and Warrant Grants

The Company did not grant any stock options or warrants in 2005, 2006 or 2007. However, stock options that were to expire in February 2007 were extended to August 31, 2007 to allow the holders of these stock options to have the benefit of VPI’s 2006 audited financial statements prior to making a decision regarding whether or not to exercise their stock options. Mr. Duncan Alexander, a 5.1% owner of the Company, Mr. David Lancer, the Company’s Independent Director, and Dr. David Reinhard, the Company’s former Vice President, Underwriting and Medical Director, are among those whose stock options were extended. As of March 31, 2008, there are currently 87,000 incentive stock options outstanding, 7,000 of which have an exercise price of $8.00 and expire in 2010, 40,000 of which have an exercise price of $12.00 and expire in 2011, and 40,000 of which have an exercise price of $12.00 and expire in 2012.

Section 401(k) Plan

The Company has adopted a defined-contribution plan (the “401(k) Plan”) covering eligible employees. Effective during the first quarter of 2006, the Company changed the effective plan entry date to allow employees to become eligible immediately upon hire date. Pursuant to the 401(k) Plan, eligible employees may make salary deferral (before tax) contributions of up to 25% of their total compensation per plan year up to a specified maximum contribution as determined by the Internal Revenue Service. The Company matches 50% of each employee’s contribution up to a maximum of 3% of the employee’s annual salary, subject to statutory limits. The Company’s matched contributions are immediately vested. The trustees invest the assets at the direction of such participant for the portion attributable to the participant’s contribution and the portion attributable to the Company’s contribution. During the year ended December 31, 2007, the Company made matching contributions to the 401(k) Plan totaling $342,509 and no discretionary contributions. The Company’s monetary contribution to the 401(k) Plan has increased by 25.5% from 2006 to 2007.

Option/SAR Grants in the Last Fiscal Year

There were no option or stock appreciation rights granted in the last fiscal year.

Employment Agreements

The Company did not enter into any employment agreements during the last fiscal year.

SECURITY OWNERSHIP OF

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company’s Common Stock as of March 31, 2008 for:

•	each person known by us to be the beneficial owner of 5% or more of our Common Stock;

•	our Directors and each of our executive officers who own shares of or options or warrants on our Common Stock (the “Named Executive Officers”); and

•	the Directors and the Named Executive Officers as a group.

Except as otherwise noted in the footnotes below, the entity, individual Director or Named Executive Officer has sole voting and investment power with respect to such securities.

	Common Shares(3)
Name and Address of Beneficial Owner(1)(2)	Number	%
Scottsdale Insurance Company(4) 8877 North Gainey Center Dr. Scottsdale, AZ 85261	3,743,556	64.7

The IAMS Company(5) 7250 Poe Avenue Dayton, Ohio 45415	500,000	8.6

Duncan Alexander(6) P.O. Box 520 Geneva, IL 60134	292,500	5.1

David J. Lancer(7)	28,285	0.5

	Common Shares(3)
Name and Address of Beneficial Owner(1)(2)	Number	%
All Named Executive Officers and Directors, as a group(8)	28,285	0.5

(1)

Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended and is generally determined by voting power and/or investment power with respect to securities. Except as indicated by footnote and subject to community property laws where applicable, the

Company believes the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. Unless otherwise indicated, the address of each shareholder is 3060 Saturn Street, Brea, California 92821.

(2)	A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date of this Supplemental Report upon the exercise of warrants or options. Each beneficial owner’s percentage ownership is determined by assuming that options and warrants that are held by such person (but not those held by any other person) and that are exercisable within 60 days from the date of this Supplemental Report have been exercised.

(3)	Assumes 5,785,743 shares of Common Stock issued and outstanding as of March 31, 2008.

(4)	Investment decisions regarding these securities are made by the members of the Scottsdale Insurance Company (“SIC”) Board of Directors: Peter W. Harper, W.G. Jurgensen, Michael D. Miller, Doreen K. Reinke, Larry A. Hilsheimer, Gary L. Tiepelman, and Susan Wain. Mr. Michael Miller, President of SIC, is Chairman of the Board of Directors of the Company. Mr. Tiepelman is SIC’s Senior Vice President and a member of the Board of Directors of the Company. Mr. Miller and Mr. Tiepelman own no shares of Common Stock and disclaim any and all beneficial ownership in the shares owned by SIC.

(5)	Investment decisions regarding these securities are made by the members of the IAMS Board of Directors.

(6)	Consists of 72,500 shares of Common Stock owned by Mr. Alexander and 220,000 shares of Common Stock owned by Harding & Harding, Inc., an affiliate of Mr. Alexander.

(7)	Consists of 28,285 shares of Common Stock owned by Mr. Lancer.

(8)	Consists of shares owned by Mr. Lancer. No other director or officer owns shares of the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

DVM, our licensed, non-resident insurance agency in all states outside California, places all insurance written outside California with NCC, which is owned 100% by Nationwide. Nationwide also owns 100% of SIC. NCC cedes 100% of the business produced by DVM to SIC. VPI then assumes 80% of the non-California business from SIC.

For the years ended December 31, 2007 and December 31, 2006, the estimated premiums, losses and expenses retained by SIC from business generated by DVM, are as follows (in millions):

	Year Ended December 31,
($ in millions)	2007	2006
	(unaudited)	(audited)
Premiums written	$23.1	$20.0
Premiums earned	21.5	$18.5
Less:
Losses incurred	13.4	10.8
Net commission expense	1.7	1.4

Net amounts retained by SIC	6.4	$6.3

These amounts do not include premium taxes paid by SIC on business produced by NCC outside California, nor does it include the general and administrative expenses incurred by SIC related to the production of these premiums. The Company believes the amounts retained by SIC to be reasonable because: (1) the SIC Reinsurance Agreement gives the Company the ability to leverage its surplus to write more business than would otherwise be possible absent the Agreement, (2) the Agreement enables the Company to write business in states outside of California, (3) the amounts retained by SIC are reduced by premium taxes, licenses and fees paid by

SIC, (4) SIC incurs economic risk by virtue of the reinsurance arrangement, (5) this Agreement enables the Company to write business nationwide, and (6) this Agreement gives the Company flexibility with respect to meeting capital requirements.

Effective January 1, 2008, we entered into a new marketing agreement with IAMS to jointly advertise and market our pet insurance policies and IAMS’ pet nutritional products. Through this agreement, we intend to increase awareness of our pet heath insurance and IAMS nutritional products, increase veterinarian recommendations of IAMS products and VPI insurance policies, and help consumers find the channels for contacting us concerning pet insurance. We have cross-linked our websites, are distributing marketing materials of both companies to dog and cat breeders, veterinary clinics, and retail customer outlets, and are including our promotional materials in IAMS and Eukanuba puppy and kitten starter kits. We pay for our portion of the sales, marketing, and promotional expenses of the joint activities. Our sales, marketing and promotional expenses under the previous IAMS agreement have been approximately $353,000 for 2007 and approximately $379,000 for 2006. Net written premiums related to the IAMS program for 2007 were approximately $1.3 million and approximately $1.7 million for 2006. We derive no revenues under the IAMS agreement other than through the sale of additional pet insurance policies. The agreement also provides that we will not enter into any marketing or advertising arrangements with another pet food company or pet food manufacturer and that IAMS will not enter into any marketing or advertising arrangements with another pet insurance provider during the term of the agreement. The term of the IAMS agreement continues until December 31, 2010, but it can be terminated on 30-days’ written notice for cause or on 180 days’ written notice without cause. In April 2003, IAMS purchased 500,000 shares of Common Stock at $12.00 per share for proceeds of $6,000,000.

In connection with Dennis Drent’s relocation from Ohio to California, Mr. Drent participated in a Nationwide relocation program which provided for a third party corporate agent to purchase his home in Ohio at fair market value in 2005 to facilitate his move. In 2006, his home was eventually re-sold by the corporate agent for an approximately $82,500 loss. As part of Mr. Drent’s relocation arrangements, the Company, in 2006, reimbursed the third party agent for the loss.

The Company has contracted with CGC to provide financial management and consulting services. Louis J. Caron, a principal of CGC, served as the Company’s Interim Chief Financial Officer from October 2005 until August 2007, and senior claims executive from October 2006 until August 2007. See discussion under “Contractual Obligations” above for further information on this contract.

Mr. Drent, the Company’s President and Chief Executive Officer entered into an indemnification agreement with the Company, dated September 1, 2005.

We believe that each of the related party transactions discussed above is on terms as favorable as could have been obtained from unaffiliated third parties.

GLOSSARY OF SELECTED INSURANCE TERMS

Assuming company:	The insurance company that reinsures the original or primary insurer (the ceding company) and shares in the premiums and claims of the original or primary insurer.

Ceding:	The practice in the insurance industry of reinsuring a share of the premiums and claims. The original or primary insurance company (the ceding company) cedes all or a portion of the insurance to the assuming company pursuant to a reinsurance agreement.

Ceding commission:	Commission paid to the ceding company by the reinsurer or the assuming company. The ceding commission is a percentage of the premium ceded to the assuming company by the insurer. The ceding commission is intended to cover the ceding company’s expenses, including premium taxes, plus a profit margin.

Ceding company:	The original or primary insurer that reinsures its potential liability for claims with the assuming company for an agreed upon portion of the premium.

Claims incurred:	The amount of loss an insurance company incurs for indemnity under an insurance policy including (i) claims paid; (ii) unpaid claims incurred and reported prior to each period end; and (iii) unpaid claims incurred prior to each period end and reported in a subsequent period (known as “incurred but not reported” claims or “IBNR”). The term “claims” is synonymous with “losses.”

Earned Premium:	The portion of an insurance premium for which protection has already been provided by the insurer.

LAE ratio:	The ratio of LAE incurred to premiums earned.

Loss adjustment expense (LAE):	Loss adjustment expense (“LAE”) includes all of the costs incurred in adjudicating a claim, including establishment, processing, review, settlement, and resolution of claims.

Loss ratio:	The ratio of losses incurred to premiums earned.

Losses:	See “claims incurred” defined above.

Policy retention rate:	The percentage of existing policies that renew, excluding policies that are not renewed because the pet is no longer owned by the policyholder due to the death or loss of the pet or other cause.

Net written premium:	The gross written premium of the company, less returned premium for cancellations and reductions and less premium for reinsurance.

Provider:	An individual veterinarian, clinic or hospital providing veterinary services.

Reinsurance:	A contract pursuant to which the reinsurer (the assuming company), in consideration of a percentage of the premium, agrees to indemnify the primary insurance company (the ceding company) against a percentage of the risk underwritten. The percentage allocation of premiums and claims is expressed as a ratio and is referred to as the “quota share.”

Statutory capital and surplus:	The excess of assets stated at values at which they are required to be reported in the annual statement filed with state insurance departments over liabilities of an insurance company (also known as “policyholders’ surplus”).

Unearned premiums:	The pro-rata portion of the premium applicable to the unexpired period of the policy. Unearned premiums are deferred revenues in the liability section of the balance sheet.

Written premiums:	The total of premiums charged for the full term of all insurance policies produced.

EXHIBITS

The Company’s unaudited 2007 financial statements and audited 2006 and 2005 financial statements are attached as an Exhibit to this Report.

VETERINARY PET INSURANCE COMPANY

Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus

December 31, 2007, 2006, and 2005

	2007 (unaudited)	2006 (audited)	2005 (audited)
Admitted Assets
Cash and short-term investments	$4,885,600	5,053,658	20,254,007
Fixed maturities, at amortized cost (fair value of $70,512,795 and $68,261,754 at December 31, 2007 and 2006, respectively)	70,123,459	68,533,712	40,394,800
Redeemable preferred stock, at fair value (cost of $0 and $104,840 and unrealized loss of $0 and $2,636 at December 31, 2007 and 2006, respectively)	—	102,204	844,830
Accrued interest receivable	780,743	617,572	482,049
Premiums and agents’ balances	42,624,983	36,715,975	30,530,766
Receivable from subsidiaries	2,935,994	1,924,682	1,671,361
Income tax receivable			612,237
Admitted deferred tax asset, net	5,014,586	4,671,264	1,467,543
Other assets	5,365	1,424	524,617

Total admitted assets	$126,370,730	117,620,491	96,782,210

Liabilities and Capital and Surplus
Unpaid losses and loss adjustment expenses	$12,018,679	13,513,048	10,255,011
Unearned premiums	65,159,445	56,700,156	48,449,810
Advance premiums	683,969	587,778	522,674
Commissions payable	142,672	292,623	278,964
Payable to subsidiaries	2,966,360	2,966,360	1,439,886
Income tax payable	898,426	1,902,053	—
Other liabilities	8,802,076	9,519,161	9,117,173

Total liabilities	90,671,627	85,481,179	70,063,518

Common stock ($0.18 par value per share in 2007 and 2006); Authorized 10,000,000 shares in 2007 and 2006; issued and outstanding 5,816,362 shares in 2007 and 5,644,895 shares in 2006	1,030,569	1,000,620	1,000,000
Certificate of contribution	15,000,000	15,000,000	15,000,000
Paid-in and contributed surplus	23,383,788	22,737,937	22,724,557
Unassigned deficit	(3,715,254)	(6,599,245)	(12,002,865)

Total capital and surplus	35,699,103	32,139,312	26,721,692

Total liabilities and capital and surplus	$126,370,730	117,620,491	96,785,210

2007 figures are prepared by management and are unaudited. 2006 and 2005 figures are audited. See accompanying notes to statutory financial statements and Auditors’ Report for 2006 and 2005 attached at the end of the notes.

VETERINARY PET INSURANCE COMPANY

Statutory Statements of Operations

Years ended December 31, 2007, 2006, and 2005

	2007 (unaudited)	2006 (audited)	2005 (audited)
Premiums earned	$117,457,747	101,699,896	86,766,546

Losses and expenses incurred:
Losses and loss adjustment expenses	78,422,583	63,558,977	54,377,516
Other underwriting expenses	42,890,684	40,634,869	35,860,667

Total losses and expenses incurred	121,313,267	104,193,846	90,238,183

Net underwriting loss	(3,855,520)	(2,493,950)	(3,471,637)

Investment income:
Net investment income earned	2,485,082	1,649,489	1,491,343
Realized capital gains (losses)	20,095	(98,264)	5

Net investment income	2,505,177	1,551,225	1,491,348

Other income	6,755,291	5,913,521	5,269,351

Income before federal income tax expense	5,404,948	4,970,796	3,289,062
Federal income tax expense	1,737,745	2,536,863	666,708

Net income	$3,667,203	2,433,933	2,622,354

2007 figures are prepared by management and are unaudited. 2006 and 2005 figures are audited. See accompanying notes to statutory financial statements and Auditors’ Report for 2006 and 2005 attached at the end of the notes.

VETERINARY PET INSURANCE COMPANY

Statutory Statements of Changes in Capital and Surplus

Years ended December 31, 2007, 2006, and 2005

	Common stock		Certificate of contribution	Paid-in and contributed surplus	Unassigned deficit	Total capital and surplus
	Shares	Amount
Balance, December 31, 2004	4,000	$1,000,000	—	22,724,557	(15,777,802)	7,946,755
Net income	—	—	—	—	2,622,354	2,622,354
Change in unrealized gain on preferred stock	—	—	—	—	1,714	1,714
Effect of statutory merger	5,637,395	—	—	—	(1,462,547)	(1,462,547)
Certificate of contribution	—	—	15,000,000		—	15,000,000
Change in net deferred income tax	—	—	—	—	(335,547)	(335,547)
Change in nonadmitted assets, net of tax	—	—	—	—	2,948,963	2,948,963

Balance, December 31, 2005	5,641,395	1,000,000	15,000,000	22,724,557	(12,002,865)	26,721,692
Net income	—	—	—	—	2,433,933	2,433,933
Change in unrealized loss on preferred stock	—	—	—	—	(4,350)	(4,350)
Correction of an error (see note 14)	—	—	—	—	684,121	684,121
Common stock issuance	3,500	620	—	13,380	—	14,000
Change in net deferred income tax	—	—	—	—	454,936	454,936
Change in nonadmitted assets, net of tax	—	—	—	—	1,834,980	1,834,980

Balance, December 31, 2006	5,644,895	1,000,620	15,000,000	22,737,937	(6,599,245)	32,139,312
Net income	—	—	—	—	3,667,203	3,667,203
Change in unrealized loss on preferred stock	—	—	—	—	2,636	2,636
Correction of an error (see note 14)	—	—	—	—	(1,320,398)	(1,320,398)
Common stock issuance	171,467	29,949	—	645,851	—	675,800
Change in net deferred income tax	—	—	—	—	352,569	352,569
Change in nonadmitted assets, net of tax	—	—	—	—	181,981	181,981

Balance, December 31, 2007	5,816,362	$1,030,569	15,000,000	23,383,788	(3,715,254)	35,699,103

2007 figures are prepared by management and are unaudited. 2006 and 2005 figures are audited. See accompanying notes to statutory financial statements and Auditors’ Report for 2006 and 2005 attached at the end of the notes.

VETERINARY PET INSURANCE COMPANY

Statutory Statements of Cash Flows

Years ended December 31, 2007, 2006, and 2005

	2007 (unaudited)	2006 (audited)	2005 (audited)
Cash provided by operations:
Premiums collected, net	$121,233,455	103,772,551	85,588,481
Net investment income	2,607,318	2,478,757	1,461,713
Other income	6,755,291	5,913,521	5,269,351
Losses and loss adjustment expenses	(79,916,952)	(60,300,940)	(49,874,362)
Expense payments	(42,837,220)	(40,239,584)	(35,448,408)
Interest paid	(1,170,018)	(806,879)	—
Federal income taxes paid	(2,741,372)	(22,573)	(2,064)

Net cash from operations	3,930,502	10,794,853	6,994,711

Proceeds provided from sale of investments:
Bonds	28,412,444	13,157,240	6,403,937
Preferred stock	100,100	736,713	336,053

Total proceeds provided from sale of investments	28,512,544	13,893,953	6,739,990

Total cash provided	32,443,046	24,688,806	13,734,701

Cost of investments acquired:
Bonds	30,262,763	41,553,997	16,489,511
Preferred stock	—	—	519,237

Total cost of investments acquired	30,262,763	41,553,997	17,008,748

Cash provided from certificate of contribution	—	—	15,000,000
Other cash provided	(2,348,341)	1,664,842	1,413,530

Increase (decrease) in cash and short-term investments	(168,058)	(15,200,349)	13,139,483
Cash and short-term investments, beginning of year	5,053,658	20,254,007	7,114,524

Cash and short-term investments, end of year	$4,885,600	5,053,658	20,254,007

2007 figures are prepared by management and are unaudited. 2006 and 2005 figures are audited. See accompanying notes to statutory financial statements and Auditors’ Report for 2006 and 2005 attached at the end of the notes.

Preamble

The following notes contain unaudited 2007 information prepared by management. The information in the notes pertaining to 2006 and 2005 are as set forth in the audited financial statements for 2006 and 2005 and have been modified to update disclosures that are obsolete. Supplementary information, included on the supplemental schedules of investments and reinsurance, are not included as they were not a required part of the basic financial statements for 2006 and 2005. These notes, together with the Independent Auditors’ Report for 2006 and 2005 attached at the end of this document, form an integral part of the financial statements.

(1)	Nature of Business

Veterinary Pet Insurance Company (VPI or the Company) is a California corporation incorporated on September 18, 1981.

The Company writes pet accident and health insurance policies in California and reinsures similar policies sold in the other 49 states and the District of Columbia through a treaty with Scottsdale Insurance Company (SIC). SIC is a wholly-owned subsidiary of Nationwide Mutual Insurance Company (Nationwide) and the majority shareholder of VPI. During the years ended December 31, 2007, 2006, and 2005 approximately 73%, 73%, and 72%, respectively, of total net premiums written were assumed from SIC.

The largest concentration of written premiums was in California and New York. California accounted for 27%, 27%, and 28% of net written premiums in 2007, 2006, and 2005, while New York accounted for 11%, 11%, and 12% of net written premiums in 2007, 2006, and 2005. No other single state accounted for more than 10% of net written premiums in 2007, 2006, and 2005.

DVM Insurance Agency, Inc. (DVM) acts as the Company’s nonresident agent for policies written outside of California and is a wholly-owned subsidiary of VPI. In accordance with Statements of Statutory Accounting Principles No. 88, Investments in Subsidiary, Controlled, and Affiliated Entities, a Replacement of SSAP No. 46, (SSAP No. 88), VPI recorded its investment in DVM at the statutory equity of DVM. See note 4.

V.P.I. Services, Inc. (VPIS) is a wholly-owned subsidiary of the Company. VPIS offers a lost and found program whereby the policyholders receive identification tags that include pertinent information regarding their insured pet. In accordance with SSAP No. 88, VPI recorded its investment in VPIS at the statutory equity of VPIS. See note 4.

Changes in Management

The Company experienced significant changes in its executive officer team during 2007, 2006 and 2005, including the resignations of its President and Chief Executive Officer, its Chief Financial Officer, its General Counsel, and Vice Presidents in Licensing, Quality Assurance, Information Technology, and Business Development. On June 17, 2005, the Company named a new President and Chief Executive Officer of the Company. Since then, this individual has assembled a team consisting of both existing VPI employees and new hires to fill key management roles at VPI. The roles filled are listed below:

•	Vice President, Chief Financial Officer

•	Vice President, Marketing and Sales

•	Vice President, Operations and Chief Information Officer

•	Vice President, General Counsel and Secretary

•	Vice President, Human Resources & Administration

•	Vice President, Underwriting & Chief Veterinary Medical Officer

(2)	Regulatory Matters and Capital/Operating Plans

VPI must, at all times, meet the minimum financial requirements pursuant to the California Insurance Code issued by the California Department of Insurance (DOI) for the line of business for which it is authorized, which is “Miscellaneous.” The DOI requires VPI to maintain a minimum level of statutory capital and surplus of $2.6 million. In addition, the DOI has established a guideline that VPI maintain a net premiums written to surplus ratio at a level not to exceed 5-to-1.

The National Association of Insurance Commissioners (NAIC) has adopted a risk-based capital (RBC) formula for all property and casualty insurance companies, including VPI. The formula calculates a minimum level of capital and surplus that should be maintained by each insurer. The formula is designed to allow state regulators to identify potentially undercapitalized companies. Under the formula, VPI determines its RBC by taking into account certain risks related to its assets (including risks related to its investment portfolio and ceded reinsurance) and its liabilities (including underwriting risks related to the nature and experience of its insurance business). The RBC rules provide for different levels of regulatory attention depending upon the ratio of the Company’s total adjusted capital (TAC) to its “authorized control level” of RBC.

The following table sets forth the different levels of RBC that may trigger regulatory involvement and the actions that may be triggered:

Level	Trigger	Corrective action
Company Action Level	Adjusted capital less than 200% of authorized control level	Submit a comprehensive plan to insurance commissioner

Regulatory Action Level	Adjusted capital less than 150% of authorized control level	In addition to above, insurer analysis is subject to examination and specific corrective action

Authorized Control Level	Adjusted capital less than 100% of authorized control level	In addition to both of the above, insurance commissioner may place insurer under regulatory control

Mandatory Control Level	Adjusted capital less than 70% of authorized control level	Insurer must be placed under regulatory control

As of December 31, 2007, 2006, and 2005 VPI’s Authorized Control Level was $10.8 million, $7.0 million, and $8.2 million, respectively. VPI’s TAC, as computed following the RBC rules, was 453%, 438%, and 327% of the Authorized Control Level as of December 31, 2007, 2006, and 2005, respectively, and no level of action is stipulated for both years.

In December 1999, SIC committed to invest the necessary statutory capital and surplus, or renegotiate the reinsurance agreement with VPI, or both, in order for VPI to maintain the minimum level of statutory capital and surplus as required by the DOI (the SIC Support Commitment). This SIC Support Commitment remains in place. Management believes that the Company has adequate funds and positive cash flow to meet its operating cash requirements on an ongoing basis.

During 2005, as a result of ongoing capital concerns, VPI met with the DOI, and on June 8, 2005, VPI entered into a certificate of contribution with SIC in the amount of $15.0 million. This surplus note bears interest at a fixed rate of 5% simple, with semiannual payments of interest only. There are no scheduled payments of principal. Payment of interest or principal requires prior written approval of the Insurance Commissioner of the State of California. During the year ended December 31, 2007, interest expense in the amount of $750,000 was approved and $1,126,027 was paid, including the accrued interest payable of $376,027 as of December 31, 2006. During the year ended December 31, 2006, interest expense in the amount of $1,126,027 was approved of which $750,000 was paid. Accrued interest expense in the amount of $423,288 for the year ended December 31, 2005, was not recognized in the 2005 statutory financial statements because approval for payment was not received from the DOI prior to year end. This amount was subsequently approved and recognized as interest expense in 2006.

(3)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying statutory financial statements have been prepared in conformity with accounting practices prescribed or permitted by the DOI and, accordingly, are not intended to present financial position, results of operations, or cash flows in accordance with accounting principles generally accepted in the United States of America (GAAP). The DOI requires that the NAIC’s Accounting Practices and Procedures Manual (NAIC SAP) be used to prepare statutory financial statements to the extent those practices and procedures do not conflict with the California Insurance Code.

The more significant differences between NAIC SAP and GAAP include the following:

(1)	Acquisition costs, such as commissions, including ceding commissions, and other costs incurred in connection with acquiring business, are charged to operations as incurred, and thus are not deferred and amortized over the periods benefited.

(2)	Certain assets designated as “nonadmitted assets” such as premiums and agents’ balances over 90 days past due, certain electronic data processing equipment and software, furniture and equipment, prepaid expenses, and net deferred tax assets not recoverable within one year are charged to surplus.

(3)	Certain assets and liabilities relating to reinsured contracts are recorded net of the effects of reinsurance, primarily reinsurance recoverable on unpaid losses and loss adjustment expenses.

(4)	Changes in deferred income taxes are recorded directly to surplus as opposed to being an item of income tax benefit or expense for GAAP financial reporting purposes. Admittance testing may result in a charge to surplus for nonadmitted portions of deferred tax assets. Under GAAP reporting, a valuation allowance may be recorded against the deferred tax assets and reflected as an expense for financial reporting purposes.

(5)	The statutory statements of cash flow do not include classifications consistent with GAAP, and a reconciliation of net income to net cash provided by operating activities is not provided.

(6)	Bonds are carried at values prescribed by the NAIC, generally amortized cost. For GAAP, bonds classified as available for sale are carried at estimated fair value with unrealized gains and losses recorded in shareholders’ equity.

(7)	A statement of comprehensive income is not provided.

(8)	Cumulative effect of changes in accounting principles and certain statutory mergers are reported as an adjustment to surplus in the period of the change in accounting principle or merger. GAAP requires that cumulative effect of a change in accounting be reported as a component of net income.

(9)	Reserves for losses and loss adjustment expenses must meet certain minimum requirements.

(10)	Investments in subsidiaries with significant insurance activities are carried at statutory equity for statutory purposes and are consolidated under GAAP.

(b)	Cash and Short-Term Investments

Cash and short-term investments consist of cash in checking accounts and savings accounts, and short-term obligations of money markets, states, political subdivisions, and municipalities.

(c)	Investments

Investments in fixed maturities are carried at amortized cost, adjusted for amortization of premium or accretion of discounts. The method of amortization/accretion results in a constant effective yield on those securities. Realized gains and losses on sales of investments are determined on the specific-identification basis. Preferred stock is carried at the values prescribed by the NAIC Securities Valuation Office (SVO) Purposes and Procedures Manual, which approximates fair value.

Investment income is recorded in the period earned. Net realized investment gains and losses are included in the accompanying statutory statements of operations. The change in net unrealized gains or losses resulting from the adjustments to fair value for preferred stock is credited or charged directly to unassigned deficit.

Declines in fair value of investments deemed other than temporary are recognized as a realized loss in the statutory statements of operations.

Investment balances having a market value of approximately $19.7 million, $18.8 million, and $17.9 million at December 31, 2007, 2006, and 2005, respectively, are restricted as collateral against a line of credit provided by the Company. See note 11.

(d)	Prepaid Advertising and Advertising Expense

The Company generally expenses advertising costs as incurred. In those situations where the Company pays in advance for future advertisements in magazines and/or periodicals, it establishes a prepaid advertising account and records the expense at the time the advertisement is run in the magazine and/or periodical. Advertising expense was approximately $3.9 million for 2007, $3.2 million for 2006, and $2.7 million for 2005.

(e)	Fixed Assets

The Company treats identified depreciable assets, including EDP equipment, software, software development costs, furniture and equipment, leasehold improvements, and vehicles purchased as nonadmitted assets. The following table shows the total amount of such depreciable assets and related accumulated depreciation for each of the years ended December 31, 2007, 2006, and 2005:

	2007	2006	2005
Depreciable assets	$16,425,994	13,713,762	10,636,816
Accumulated depreciation	(11,689,209)	(9,336,243)	(6,924,325)

Depreciable assets, net	$4,736,785	4,377,519	3,712,491

Depreciation and amortization expense was $2,354,943, $2,411,918, and $2,319,021 for the years ended December 31, 2007, 2006, and 2005, respectively.

The following table discloses the amount of EDP equipment and related accumulated depreciation, both of which are included in total depreciable assets for each of the years ended December 31, 2007, 2006 and 2005:

	2007	2006	2005
EDP equipment	$4,881,589	3,714,087	2,431,948
Accumulated depreciation	(3,014,411)	(2,275,364)	(1,794,336)

EDP equipment, net	$1,867,178	1,438,723	637,612

Depreciation expense for EDP equipment was $739,047, $481,028, and $311,306 for the years ended December 31, 2007, 2006, and 2005, respectively.

Depreciable assets are amortized on a straight-line method over their useful lives. For EDP equipment, software, and software development costs, the estimated useful life is three years. For furniture and equipment as well as vehicles purchased, the estimated useful life is five years, and for leasehold improvements, the estimated useful life is the shorter of the leasehold improvement’s useful life or the remaining term of the lease.

The Company periodically reviews its fixed assets for an existing condition, situation, or set of circumstances involving possible impairment. Such conditions did not exist as of December 31, 2007, 2006, or 2005.

(f)	Losses and Loss Adjustment Expenses

Losses and loss adjustment expenses (LAE) are charged to income as incurred. Unpaid losses and LAE represent the accumulation of estimates for reported losses and include a provision, based on historical experience, for losses incurred but not reported. The method of determining such estimates and establishing the resulting reserves is continually reviewed and updated. Any resulting adjustments are reflected in current operations. Management believes that the accrual for unpaid losses and LAE is adequate to cover the losses and LAE incurred but not yet reported; however, this accrual is based on estimates, and the ultimate liability may be more or less than the amount provided. The Company does not discount to present value the portion of its loss reserves expected to be paid in future periods.

(g)	Premiums and Agents’ Balances, Unearned Premiums, and Advance Premiums

Premiums are reported as earned on a daily pro-rata basis over the contract period. Premiums and agents’ balances represent the uncollected portion of written premiums. Unearned premiums represent the pro rata portion of premiums that are applicable to the unexpired terms of policies in force at the end of each period. Advance premiums are policyholders’ deposits received on policies prior to their policy effective date.

Under statutory accounting principles, premiums and agents’ balances for which there is no related unearned premium and which are over 90 days past due are treated as nonadmitted assets. The Company evaluates admitted premiums and agents’ balances to determine impairment on a regular basis.

(h)	Leases

Leases, including rent holidays, rent escalations, and leasehold improvements, are accounted for in accordance with SSAP No. 12, Leases, which incorporates the requirements of Financial Accounting Standards Board Technical Bulletin (FTB) 85-3, Accounting for Operating Leases with Scheduled Rent Increases, and FTB 88-1, Issues Relating to Accounting for Leases. Operating lease payments, including scheduled rent increases, are charged to expense on a straight-line basis over the lease term.

(i)	Other Income

Other income primarily includes monthly installment fees charged to policyholders who elect to pay their premiums over the policy term. Monthly installment fees are effectively earned as charged to the policyholder.

(j)	Accounting Estimates

In preparing the statutory financial statements, management is required to make estimates and assumptions that affect the reported amounts of admitted assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statutory financial statements, and revenues and expenses for the reporting period. Actual results could differ from those estimates.

The most significant estimates susceptible to significant change are those used in determining the liability for unpaid losses and loss adjustment expenses. Although considerable variability is inherent in those estimates, the amounts provided reflect management’s best estimate and management believes its estimates are adequate but not excessive in covering such estimated losses. The estimates are continually reviewed and adjusted as necessary. Any such adjustments are reflected in the results of current operations.

(k)	Income Taxes

The Company’s operations are combined with those of its subsidiaries for income tax reporting purposes. The tax-sharing policy between the Company and its subsidiaries provides that the Company realize tax expense or benefit based on the effect of the Company’s statutory income or loss on the consolidated return as if the Company filed its own individual tax return adjusted for the utilization of the tax attributes of affiliated group members. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in surplus in the period that includes the enactment date.

The admissibility of the Company’s gross deferred tax assets is limited to the sum of (1) the existing temporary differences that reverse by the end of the subsequent calendar year that can be recovered through loss carrybacks; (2) the lesser of gross deferred tax assets, after application of (1), expected to be realized within one year or 10% of statutory capital and surplus; and (3) the gross deferred tax assets, after application of (1) or (2) that can be offset against gross deferred tax liabilities. The Company’s realization of deferred tax assets is dependent on generating sufficient taxable income prior to their expiration. Although realization is not assured, management believes it is more likely than not that the deferred tax assets will be realized.

(l)	Reclassifications

Certain prior year balances have been reclassified to conform to the current year presentation.

(4)	Transactions with Affiliates and Other Related Parties

The Company is affiliated with the following entities: DVM, and VPIS. DVM and VPIS are wholly-owned subsidiaries of the Company. Neither of the subsidiaries has employees. Such entities have been established for the following arrangements:

VPSI

Prior to the Merger (see note 12), VPSI rented 49,633 square feet of office space under a contractual operating lease to be used as the home office of VPI. The lease expires on November 30, 2011 and provides for annual rent escalation. VPI assumed this lease as a result of the Merger. SIC is the guarantor on this lease, as well as leases for computer equipment and software. The Company is allocated its share of rent. Total rent expense associated with these leases was approximately $1.7 million for the year ended December 31, 2005. See note 10.

DVM

DVM, the Company’s licensed, nonresident insurance agency in all states outside California, places all insurance written outside California with National Casualty Company (NCC), which is owned 100% by Nationwide. NCC cedes 100% of its business generated through DVM to SIC. VPI then assumes 80% of the non-California business from SIC.

DVM acts in the capacity for the collection of premiums and the payment of losses and receives an agency commission. DVM, in turn, remits all income received from SIC to the Company, which provides all services on behalf of DVM. Agency commission income totaled approximately $32.6 million, $28.2 million, and $24.0 million, for the years ended December 31, 2007, 2006, and 2005, respectively, and is included as a reduction of other underwriting expenses. Ceding commission expense paid by VPI to SIC, also included in other underwriting expenses $30.9 million, $26.8 million, $22.6 million, for the years ended December 31, 2007, 2006 and 2005, respectively. In accordance with SSAP No. 88, VPI recorded its investment in DVM at the statutory equity of DVM. DVM, acquired by VPI in 2003, has a negative equity balance of approximately $1.8 million at December 31, 2007, 2006, and 2005 reflecting VPI’s obligation to fund the deficit of DVM at the merger date.

VPIS

VPIS offers a lost and found program whereby the policyholders receive identification tags that include pertinent information regarding their insured pet. During the years ended December 31, 2007, 2006, and 2005, earned fees related to this program aggregated approximately $3.6 million, $3.3 million, and $3.0 million, respectively. Such fees are utilized to offset the cost of such program. From an accounting perspective, like premiums, lost and found fees are earned ratably over the effective term of the insurance policy. In accordance with SSAP No. 88, VPI recorded its investment in VPIS at the statutory equity of VPIS. VPIS, acquired by VPI in 2005, has a negative equity balance of approximately $1.1 million at December 31, 2007, 2006, and 2005 reflecting VPI’s obligation to fund the deficit of VPIS at the merger date.

SIC

SIC is the majority shareholder of the Company and has elected three of the Company’s directors, a majority of the board of directors. The President and Chief Operating Officer of SIC is also the Chairman of the Board of the Company.

IAMS

During 2006 and 2005, the Company participated in a marketing agreement with IAMS to jointly advertise and market the Company’s pet insurance policies and IAMS’ pet nutritional products. IAMS agreed to pay, on behalf of the policyholder, the first two months of a 12-month pet insurance policy sold through the joint marketing agreement. The Company paid for sales, marketing, and promotional expenses of the joint activities. Effective January 1, 2008 the Company entered into a new marketing agreement with IAMS to jointly advertise and market the Company’s pet insurance policies and IAMS’ pet nutritional products. Under the new agreement, the Company offers a discount to policyholders and pays for its share of sales, marketing, and promotional expenses of the joint activities. This agreement also provides that the Company will not enter into any marketing or advertising arrangements with another pet food company or pet food manufacturer and that IAMS will not enter into any marketing or advertising arrangements with another pet insurance provider during the term of the agreement. The term of the IAMS agreement continues until December 31, 2010, but it can be terminated on 30-days’ written notice for cause or on 180 days’ written notice without cause. In April 2003, IAMS purchased 500,000 shares of common stock of VPSI for $6.0 million.

As long as SIC and IAMS own at least 5.0% of the Company’s outstanding common stock, the number of shares issued to SIC and IAMS will be subject to adjustment on a weighted average antidilution formula and SIC and IAMS will have approval rights on changes in the rights relating to the common stock, creation of any other class of equity securities senior to the common stock, increasing or decreasing the authorized shares of common stock, redemption of common or preferred stock, material contracts with affiliates, issuance of equity to a competitor of SIC and IAMS, and increasing the authorized number of directors of the Company. SIC and IAMS also have registration rights after an initial public offering of the Company’s shares with respect to the shares of common stock sold to them in April 2003. As long as SIC and IAMS hold 2.0% or more of the Company’s outstanding common stock, respectively, SIC and IAMS will be able to have an observer attend board meetings and will be entitled to receive all materials provided to board members. While IAMS maintains these approval rights, certain transactions also need the approval of the DOI to become effective.

(5)	Investments

(a)	Cash and Short-Term Investments

Short-term investments consist primarily of bonds whose original maturity, or whose remaining maturity at the time of acquisition, is less than one year. Short-term bonds are carried at their amortized cost, which is the same basis as similar long-term investments.

Cash and short-term investments include the following at December 31, 2007, 2006 and 2005:

	2007	2006	2005
Cash	$(534,788)	492,612	1,752,228
Money market funds	389,324	281,984	3,525,588
Obligations of states, political subdivisions, and special revenue	5,031,065	4,279,062	14,976,191

Total cash and short-term investments	$4,885,601	5,053,658	20,254,007

(b)	Realized Capital Gains or Losses

The components of net realized investment gains (losses) are as follows for the years ended December 31:

	2007	2006	2005
Proceeds from the sale of investments	$28,512,544	13,893,953	6,739,990
Cost basis at disposal	$28,492,449	13,992,217	6,739,985
Gross realized capital gains	$52,715	7,002	8,095
Gross realized capital losses	(32,620)	(105,266)	(8,090)

Net realized capital gains (losses)	$20,095	(98,264)	5

(c)	Unrealized Gains (Losses) on Investments

A summary of the book/adjusted carrying value and estimated fair values of investments is as follows:

December 31, 2007	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Government-sponsored agency securities	$4,297,675	99,159	—	4,396,834
Mortgage-backed securities	22,298,675	137,570	(27,611)	22,408,634
States, territories, and possessions	2,678,693	5,077	(4,423)	2,679,347
Political subdivisions of states, territories, and possessions	10,735,685	55,251	(18,023)	10,772,913
Special revenue and special assessment obligations and all nonguaranteed obligations of agencies and authorities of governments, and their political subdivisions	28,614,150	207,109	(65,552)	28,755,707
Industrial and miscellaneous	1,498,581	6,835	(6,057)	1,499,359

Total	$70,123,459	511,001	(121,666)	70,512,794

December 31, 2006	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
U.S. Treasury securities	$5,924,709	3,143	(10,701)	5,917,151
Government-sponsored agency securities	8,189,924	82,276	(5,823)	8,266,377
Mortgage-backed securities	21,466,799	21,094	(122,778)	21,365,115
States, territories, and possessions	3,171,290	3,818	(39,641)	3,135,467
Political subdivisions of states, territories, and possessions	8,558,197	15,264	(115,013)	8,458,448
Special revenue and special assessment obligations and all nonguaranteed obligations of agencies and authorities of governments, and their political subdivisions	15,194,287	36,393	(113,809)	15,116,871
Industrial and miscellaneous	6,028,506	7,599	(33,780)	6,002,325
Corporate preferred stocks	104,840	364	(3,000)	102,204

Total	$68,638,552	169,951	(444,545)	68,363,958

December 31, 2005	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
U.S. Treasury securities	$5,539,438	17,420	(37,749)	5,519,109
Government-sponsored agencies securities	4,509,361	109,606	(97)	4,618,870
Mortgage-backed securities	5,344,493	48,087	(107,598)	5,284,982
States, territories, and possessions	3,049,734	—	(53,898)	2,995,836
Political subdivisions of states, territories, and possessions	11,205,413	—	(208,235)	10,997,178
Special revenue and special assessment obligations and all nonguaranteed obligations of agencies and authorities of governments, and their political subdivisions	7,236,614	5,319	(101,888)	7,140,045
Industrial and miscellaneous	3,509,747	14,303	(42,185)	3,481,865
Corporate preferred stocks	843,116	6,575	(4,861)	844,830

Total	$41,237,916	201,310	(556,511)	40,882,715

The following tables show the investments’ gross unrealized losses and estimated fair value at December 31, 2007, 2006, and 2005 aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

	Less than 12 months		12 months or more		Total
December 31, 2007	Estimated market value	Gross unrealized losses	Estimated market value	Gross unrealized losses	Estimated market value	Gross unrealized losses
U.S. Treasury	$—	—	—	—	—	—
Government-sponsored agencies	—	—	—	—	—	—
Mortgage-backed securities	998,022	(1,003)	3,086,775	(26,609)	4,084,797	(27,612)
States, territories, and possessions	116,255	(51)	1,096,803	(4,371)	1,213,058	(4,422)
Political subdivisions of states, territories, and possessions	1,086,800	(6,541)	2,774,738	(11,482)	3,861,538	(18,023)
Special revenue	4,198,530	(31,597)	2,782,968	(33,955)	6,981,498	(65,552)
Industrial and miscellaneous	—	—	497,500	(6,057)	497,500	(6,057)
Corporate preferred stocks	—	—	—	—	—	—

Total securities with unrealized losses	$6,399,607	(39,192)	10,238,784	(82,474)	16,638,391	(121,666)

	Less than 12 months		12 months or more		Total
December 31, 2006	Estimated market value	Gross unrealized losses	Estimated market value	Gross unrealized losses	Estimated market value	Gross unrealized losses
U.S. Treasury	$2,920,753	(2,037)	2,490,148	(8,664)	5,410,901	(10,701)
Government-sponsored agencies	2,195,057	(1,837)	492,720	(3,986)	2,687,777	(5,823)
Mortgage-backed securities	9,162,905	(33,988)	2,584,833	(88,790)	11,747,738	(122,778)
States, territories, and possessions	—	—	2,047,337	(39,641)	2,047,337	(39,641)
Political subdivisions of states, territories, and possessions	496,233	(2,581)	5,343,786	(112,432)	5,840,019	(115,013)
Special revenue	4,810,933	(12,631)	6,361,270	(101,178)	11,172,203	(113,809)
Industrial and miscellaneous	1,993,900	(7,306)	1,978,015	(26,474)	3,971,915	(33,780)
Corporate preferred stocks	—	—	50,640	(3,000)	50,640	(3,000)

Total securities with unrealized losses	$21,579,781	(60,380)	21,348,749	(384,165)	42,928,530	(444,545)

	Less than 12 months		12 months or more		Total
December 31, 2005	Estimated market value	Gross unrealized losses	Estimated market value	Gross unrealized losses	Estimated market value	Gross unrealized losses
U.S. Treasury	$3,219,423	(24,261)	789,434	(13,488)	4,008,857	(37,749)
Government-sponsored agencies	500,315	(97)	—	—	500,315	(97)
Mortgage-backed securities	1,788,313	(38,592)	1,961,824	(69,006)	3,750,137	(107,598)
States, territories, and possessions	3,147,571	(42,290)	2,003,955	(52,208)	5,151,526	(94,498)
Political subdivisions of states,					—	—
territories, and possessions	6,232,505	(110,908)	5,095,965	(72,509)	11,328,470	(183,417)
Public utility investments	2,725,931	(33,927)	1,392,512	(52,179)	4,118,443	(86,106)
Industrial and miscellaneous	2,465,785	(42,185)	—	—	2,465,785	(42,185)
Corporate preferred stocks	445,640	(4,861)	—	—	445,640	(4,861)

Total securities with unrealized losses	$20,525,483	(297,121)	11,243,690	(259,390)	31,769,173	(556,511)

Management does not believe that any individual unrealized loss as of December 31, 2007 represents other-than-temporary impairment. The process to support this conclusion required management to make certain material estimates.

Inherent in management’s evaluation of a particular investment are assumptions and estimates about the operations of the issuer and its future earning potential. Some of the factors considered in evaluating whether a decline in fair value is other than temporary are as follows: (1) the Company’s intent and ability to retain the investment for a period of time sufficient to allow for an anticipated recovery in fair value; (2) the recoverability of principal and interest; (3) the duration and extent to which the fair value has been less than amortized cost or cost, as appropriate; (4) the financial condition, near-term and long-term prospects of the issuer, including relevant industry conditions and trends, and implications of rating agency actions; and (5) the specific reasons that an investment is in a significant unrealized loss position, including market conditions that could affect access to liquidity.

Unrealized losses on securities, totaling $121,666 at December 31, 2007, relate to unrealized losses on investment grade bonds. Investment grade is defined as a security having a rating from the NAIC of 1 or 2; a Moody’s equivalent rating of Aaa, Aa, A, or Baa; a Standard & Poor’s equivalent rating of AAA, AA, A, or BBB; or a comparable internal rating. Unrealized losses on investment grade securities are principally related to changes in interest rates or changes in issuer and sector related credit spreads since the securities were acquired. As of December 31, 2007, the Company has the intent and ability to hold these investments for a period of time sufficient to allow for the recovery of fair value.

Each of the individual bonds comprising the $121,666 of unrealized losses as of December 31, 2007 had an unrealized loss position that was less than 20% of cost or amortized cost, as applicable.

(d)	Net Investment Income Earned

Net investment income earned, net of amortization of premiums and accretion of discount on bonds was as follows for the years ended December 31:

	2007	2006	2005
Income from bonds, net	$3,141,409	2,435,145	1,497,986
Dividends	2,820	27,901	35,183
Other interest	357,370	498,136	50,503

Subtotal	3,501,599	2,961,182	1,583,672
Less investment expenses	(222,526)	(128,787)	(92,329)
Less interest expense	(793,991)	(1,182,906)	—

Total	$2,485,082	1,649,489	1,491,343

(e)	Bond Maturities

The amortized cost and estimated fair value of bonds held at December 31, 2007, by contractual maturity, are shown below. The table excludes mortgage-backed securities, which do not have defined maturity dates:

	December 31, 2007
	Amortized cost	Estimated fair value
Due in one year or less	$6,866,473	6,882,114
Due after one year through five years	18,654,615	18,852,326
Due after five years through 10 years	17,131,639	17,175,843
Due after 10 years	5,172,057	5,193,878

Subtotal	47,824,784	48,104,161
Mortgage-backed securities	22,298,675	22,408,634

Total	$70,123,459	70,512,795

Fair values were obtained from market prices published by the NAIC’s SVO, where available, or from published trading exchanges. According to the conversion information provided by the SVO, all bonds rated “A” and above receive the NAIC designation of “1.” Bonds with a NAIC designation of “1” or “2” are eligible to be carried at their amortized cost.

(f)	Mortgage-Backed Securities

The book/adjusted carrying value and estimated fair value of mortgage-backed securities at December 31, 2007 are shown below. Mortgage-backed securities are stated at amortized cost. Changes in prepayment assumptions are obtained from available market data, are applied consistently across all securities having similar loan types, and are accounted for prospectively. The discount or premium is amortized using the effective-yield method and is recorded as an adjustment to investment income. Included below are government agency pass-through securities which were purchased in 2003 and 2007. The existing FHLMC (Freddie Mac), GNMA (Ginnie Mae), FNBR (Fannie Mae), and FNMA (Fannie Mae) securities purchased in previous and subsequent years are debentures and backed by the issuing agencies or corporations, and are therefore included with government-sponsored agency securities.

	December 31, 2007
	Book/ adjusted carrying value	Estimated fair value
U.S. single class mortgages:
GNMA	$1,452,638	1,430,660
Special revenue single class mortgages:
FHLMC	317,789	316,722
FNMA	5,729,611	5,792,097
Special revenue mutli-class mortgages:
FNBR	731,952	741,772
Commercial multi-class mortgages:
Defined:
Credit and financial services	9,116,209	9,158,542
Banking	976,625	979,250
Other:
Credit and financial services	2,992,371	2,998,031
Banking	981,480	991,560

Total	$22,298,675	22,408,634

Mortgage-backed securities represent approximately 29.7% of the Company’s total portfolio of investments and cash at December 31, 2007.

(g)	Concentration of Risk

As of December 31, 2007, the Company has invested in the following groups, individuals, or geographical regions stated as a percentage of the entire investment portfolio, including cash and short-term investments.

The Company invested in various U.S. Treasury, government, and government agency issues with a book/adjusted carrying value of approximately $12.5 million as of December 31, 2007, or 16.7% of its portfolio. The fair value of these securities as of December 31, 2007 is approximately $12.7 million.

The Company holds investments at December 31, 2007 in corporate bonds by industry concentration as follows:

	Amortized cost	Percentage of portfolio	Estimated fair value
Credit and financial services	$493,936	0.7%	$500,000
Beverages – nonalcoholic	501,088	0.7	501,860
Publishing	503,557	0.7	497,500

Total	$1,498,581	2.1%	$1,499,360

At December 31, 2007, the Company’s investment portfolio included investments in state and municipal obligations located in the state of California as follows:

	Amortized cost	Percentage of portfolio	Estimated fair value
Obligations of the state of California:
Long-term	$1,646,926	2.2%	$1,643,547
Obligations of counties and municipalities within the state of California:
Long-term	2,091,889	2.8	2,087,057

Total	$3,738,815	5.0%	$3,730,604

Cash and non-municipality short-term investments totaled approximately $4.9 million at December 31, 2007, or 6.5% of the total portfolio of all financial instruments. This amount is comprised of deposits in bank checking accounts, deposits in money market funds, and short-term investments in county and state bond issues.

Financial instruments, including cash and investments, totaled approximately $75.0 million at December 31, 2007.

(6)	Fair Value Disclosure

The statement value and fair value of financial instruments at December 31, 2007, 2006 and 2005 were as follows:

	2007		2006		2005
	Statement value	NAIC fair value	Statement value	NAIC fair value	Statement value	NAIC fair value
Financial assets:
Long-term bonds	$70,123,459	70,512,795	68,533,712	68,261,754	40,394,800	40,037,885
Preferred and common stock	—	—	102,204	104,840	844,830	844,830

	$70,123,459	70,512,795	68,635,916	68,366,594	41,239,630	40,882,715

The carrying value of cash and short-term investments, accrued investment income, premiums and agents’ balances, and other assets and liabilities approximates fair value due to the short maturity or duration of these financial instruments.

The fair value estimates presented herein for investments are based on market prices published by the NAIC’s SVO, where available, or from published trading exchanges as of December 31, 2007, 2006, and 2005. Although management is not aware of any factors that would affect the estimated fair value amounts, such amounts have not been revalued for purposes of these statutory financial statements since that date, and current estimates of fair value may differ significantly from amounts presented.

(7)	Federal Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	2007	2006	2005
Deferred tax assets:
Unearned premiums	$4,477,352	3,895,580	3,330,129
Net operating loss carryover	502,550	591,935	681,340
Capitalized software costs and fixed assets	1,472,896	1,141,509	518,214
Prepaid expenses	300,540	208,269	76,575
Charitable contribution carryover	—	—	16,461
Accrued liabilities	395,786	577,186	1,025,050
Other	251,988	652,042	619,964

Total deferred tax assets	7,401,112	7,066,521	6,267,733
Nonadmitted deferred tax assets	(2,306,328)	(2,363,891)	(4,800,190)

Admitted deferred tax assets	5,094,784	4,702,630	1,467,543

Deferred tax liabilities:
Accrual of market discount	(80,198)	(31,366)	—

Total deferred tax liabilities	(80,198)	(31,366)	—

Net admitted deferred tax assets	$5,014,586	4,671,264	1,467,543

The change in net deferred income taxes is comprised of the following:

	2007	2006	Change
Total of gross deferred tax assets	$7,401,112	7,066,521	334,591
Total of deferred tax liabilities	(80,198)	(31,366)	(48,832)

Net deferred tax assets	$7,320,914	7,035,155	285,759

Tax effect of unrealized gains			896
Tax effect of change in nonadmitted assets			65,914

Change in net deferred income taxes			$352,569

	2006	2005	Change
Total of gross deferred tax assets	$7,066,521	6,267,733	798,788
Total of deferred tax liabilities	(31,366)	—	(31,366)

Net deferred tax assets	$7,035,155	6,267,733	767,422

Tax effect of unrealized gains			(896)
Tax effect of change in nonadmitted assets			(311,590)

Change in net deferred income taxes			$454,936

	2005	2004	Change
Total of gross deferred tax assets	$6,267,733	6,916,246	(648,513)
Total of deferred tax liabilities	—	(2,064)	2,064

Net deferred tax assets	$6,267,733	6,914,182	(646,449)

Tax effect of unrealized gains			(2,064)
Tax effect of change in nonadmitted assets			312,966

Change in net deferred income taxes			$(335,547)

The provision for federal income taxes incurred is different from that which would be obtained by applying the statutory federal income tax rate to income before income taxes. The significant items causing this difference are as follows:

	2007		2006		2005
		Effective		Effective		Effective
	Amount	tax rate	Amount	tax rate	Amount	tax rate
Provision computed at statutory rate	$1,837,682	34.0%	$1,690,071	34.0%	$1,118,281	34.0%
Write-off of income tax receivable	—	—	550,227	11.1	—	—
Tax-exempt income deduction	(362,165)	(6.7)	(175,791)	(3.5)	(124,845)	(3.8)
Dividend received deduction	(17,960)	(0.3)	(5,644)	(0.1)	(7,118)	(0.2)
Other permanent items	105,424	1.9	(5,491)	(0.1)	24,767	0.8
Other	(177,805)	(3.2)	28,555	0.5	(8,830)	(0.3)

Total	$1,385,176	25.7%	$2,081,927	41.9%	$1,002,255	30.5%

Federal income taxes incurred	$1,737,745	32.2%	$2,536,863	51.0%	$666,708	20.3%
Change in net deferred income taxes	(352,569)	(6.5)	(454,936)	(9.1)	335,547	10.2

Total statutory income tax expense	$1,385,176	25.7%	$2,081,927	41.9%	$1,002,255	30.5%

Prior to the Merger, the Company’s federal income tax return was combined with the following entities:

(1)	Veterinary Pet Services, Inc.

(2)	DVM Insurance Agency, Inc.

(3)	VPI Services, Inc.

(4)	Pet Healthcare Services, Inc. (an inactive shell company).

After the Merger, the Company’s federal income tax return was combined with the following entities:

(1)	DVM Insurance Agency, Inc.

(2)	V.P.I. Services, Inc.

(3)	Pet Healthcare Services, Inc. (an inactive shell company).

The method of allocation between the companies is subject to a written agreement approved by the Board of Directors. Allocation is based on separate return calculations with current credit for net losses. Intercompany tax balances are required to be settled annually.

At December 31, 2007, 2006 and 2005, the Company has approximately $2.0 million, $2.3 million, and $2.9 million, respectively, of operating loss carryforwards originating in 1993 through 2004, which expire, if unused, in the years 2008 through 2025. Operating loss carryforwards of approximately $0.3 million were utilized in 2007 and no operating loss carryforwards expired in 2007.

(8)	Unpaid Losses and Loss Adjustment Expenses

Activity in the liability for unpaid losses and loss adjustment expenses for the years ended December 31 is summarized as follows:

	2007	2006	2005
Balance at January 1	$13,513,048	10,255,011	5,751,857

Incurred related to:
Current year	77,754,568	64,236,037	54,390,516
Prior years	667,509	(677,060)	(13,000)

Total incurred	78,422,077	63,558,977	54,377,516

Paid related to:
Current year	66,017,488	50,778,766	44,605,362
Prior years	13,898,959	9,522,174	5,269,000

Total paid	79,916,447	60,300,940	49,874,362

Balance at December 31	$12,018,678	13,513,048	10,255,011

The 2007 increase in incurred losses for prior accident-year losses are due to an increase in the ultimate liability for pet insurance claims in excess of what was originally estimated, whereas, the 2006 and 2005 decreases in incurred losses for prior accident-year losses are due to a reduction in the ultimate liability for pet insurance claims in excess of what was originally estimated.

(9)	Reinsurance Arrangements

Since 1984, the Company has had a reinsurance agreement with SIC that has allowed DVM to produce pet insurance policies in states other than California on policies issued by NCC (the SIC Reinsurance Agreement). NCC cedes all of the gross premiums produced by DVM to SIC.

Approximately 73% of the Company’s net written premiums for 2007 (73% for 2006 and 72% of 2005) were derived from the SIC Reinsurance Agreement. NCC pays DVM a 28.5% agency commission related to the production of non-California premiums. NCC cedes to SIC all of the gross premiums produced by DVM. VPI assumes 80% of the non-California business from SIC. In addition, VPI pays SIC a ceding commission of 33.5% related to the portion of non-California premiums.

The following table shows the activity for both VPI’s direct California business as well as the assumed activity as a result of the reinsurance agreement:

	Direct	Reinsurance assumed	Total
2007:
Premiums written	$33,593,932	92,323,104	125,917,036
Premiums earned	31,393,788	86,063,960	117,457,748
Incurred losses and loss adjustment expenses	24,437,720	53,984,864	78,422,584
2006:
Premiums written	$29,743,673	80,206,569	109,950,242
Premiums earned	27,900,137	73,799,759	101,699,896
Incurred losses and loss adjustment expenses	20,494,705	43,064,272	63,558,977
2005:
Premiums written	$25,900,352	67,272,460	93,172,812
Premiums earned	24,199,320	62,567,226	86,766,546
Incurred losses and loss adjustment expenses	17,847,168	36,530,348	54,377,516

Loss adjustment expense was $5,356,174, $4,259,468, and $3,602,458 at December 31, 2007, 2006, and 2005 respectively.

(10)	Employee Benefits

VPI provides to eligible employees a defined-contribution plan. The Company matches 50% of each employee’s contribution up to 3% of gross pay. The Company made contributions to this plan totaling approximately $342,000, $273,000, and $169,000 for the years ended December 31, 2007, 2006, and 2005, respectively.

(11)	Commitments

(a)	Line of Credit and Letter of Credit

The Company has a line of credit for $16.0 million and utilizes $14.0 million of such line for a letter of credit pursuant to the SIC Reinsurance Agreement. Investment balances having a market value of approximately $19.7 million at December 31, 2007 are restricted as collateral. The restricted investment balances represent 26.2% of the Company’s total cash and investments at December 31, 2007. The letter of credit is subject to an annual standby letter of credit fee of 0.8%, and there is no expiration date stated in the letter of credit; however, the letter of credit is subject to annual renewal. The line of credit has a facility fee of $15,000 per year. As of December 31, 2007, no amounts have been drawn on the line of credit, including the letter of credit. The cost of the letter of credit was $113,806 for each of the years ended 2007, 2006, and 2005, and was amortized on a straight-line basis over the coverage period and is included in other underwriting expenses.

(b)	Leases

On December 1, 2001, the Company entered into a 10-year noncancelable operating lease for its new home office. In 2006 and 2007, the Company leased an additional 7,259 and 21,321 square feet, respectively, in buildings adjacent to its principal office. Also in 2007, the Company leased 6,452 square feet of office space in Denver, Colorado for a satellite claims processing office. The Company also has other noncancelable operating leases for certain office and computer equipment. Future minimum lease payments required under all operating leases, including the home office lease, as of December 31, 2007 are as follows:

Lease commitments
Year ending December 31:
2008	$1,712,268
2009	1,624,708
2010	1,570,591
2011	1,448,244
2012	519,762
Thereafter	—

Total	$6,875,573

Rent expense associated with the above leases for each of the years ended December 31, 2007, 2006, and 2005 was $1.5 million, $1.7 million, and $1.7 million, respectively.

(12)	Litigation

On March 23, 2006, the Company settled three separate but related pieces of litigation on a global basis. Parties to the lawsuits included the Company’s former chief executive officer (CEO) and a former vendor. All parties entered into customary confidentiality and nondisparagement provisions. To facilitate the settlement, SIC purchased 325,618 shares of the Company’s common stock, or approximately 5.8% of the issued and outstanding common stock, representing all shares owned by the former CEO, his family, and affiliated businesses. Accordingly, SIC’s ownership of the Company’s common stock increased from approximately 61% to approximately 66%. The former CEO and his family also irrevocably relinquished and canceled all of their 392,020 stock options and warrants for Company shares.

The Company is a defendant in various lawsuits in the normal course of business. In the opinion of management, the effects of the lawsuit above, as well as those in the normal course of business, are not expected to be material to the Company’s results of operations or financial position.

(13)	Statutory Merger

In 2005, the Company applied with the DOI for its parent company, VPSI, to merge with and into the Company, with the Company as the survivor. On July 6, 2005, the Company received a securities permit from the DOI permitting it to issue shares of its common stock to the current shareholders of its parent company to consummate the merger. Pursuant to this permit, the Company was authorized to issue up to 6,641,014 shares of common stock to current VPSI shareholders to effectuate the merger, and ensure that VPSI’s shareholders maintain the same ownership and voting right interests held by them immediately prior to the merger. To achieve this result, the shares of the Company’s stock were exchanged on a one share by one share basis, including issued and outstanding shares, options, and warrants. No shares were purchased by the Company or any third party. The merger transaction was consummated August 19, 2005. As a consequence of the consummation of the merger process, VPI believes that it will no longer be a public reporting company under Section 12(g) of the Securities Exchange Act of 1934, as amended.

The statutory merger method of accounting was applied to this transaction. For 2005, VPSI, the parent company, had essentially been inactive. As a result, the pro forma statutory net income for the year 2005 of the companies, if combined, would not be significantly different from VPI, the insurance company. However, to adjust the financial records of the new company to the statutory basis of accounting for both companies, a charge to unassigned surplus of $1,462,547 has been recorded in the accompanying 2005 statutory financial statements.

(14)	Correction of an Error

During 2007, the Company identified and corrected errors in premium and agents’ balances that originated in years prior to 2007. The errors primarily relate to timely writing-off uncollectible non-admitted premium and agents’ receivable accounts over 90 days. The effect of the errors was an understatement of agents’ or premium balances charged off by $1,320,398 as of December 31, 2007. In accordance, with the Statement of Statutory Accounting Principles No. 3—Accounting Changes and Corrections of Errors, an adjustment was recorded to directly decrease surplus by $1,320,398. However, there was no net impact to surplus in 2007 as these receivables were non-admitted assets as of December 31, 2006 and were already reflected as a reduction to surplus of $1,320,398. The write off of these assets in 2007 decreased the change in non-admitted assets charged to surplus by $1,320,398 thus offsetting the write off.

During 2006, the Company identified and corrected errors in premium and agents’ receivable that originated in years prior to 2006. The errors primarily resulted from weaknesses in the Company’s procedures for accounting for refunds and cancellations in years prior to 2006. The effect of the errors was an understatement of premium and agents’ receivables by $1,036,549 as of December 31, 2006. In accordance, with the Statement of Statutory Accounting Principles No. 3—Accounting Changes and Corrections of Errors, the correction of the errors are reported as an adjustment to surplus at December 31, 2006. As such, an adjustment, net of tax, was recorded to increase surplus by $684,121.

(15)	Capital and Surplus and Net Income Reconciliation

The Company files an Annual Statement with the DOI which includes stated amounts of capital and surplus as well as results of operations for each of the periods ended December 31, 2007, 2006, and 2005. With respect to the stated amounts of capital and surplus and net income, the following is a reconciliation of capital and surplus and net income as previously reported to the DOI as of and for the years ended December 31, 2006, and 2005 and the amounts, as adjusted, presented in the accompanying audited statutory financial statements of admitted assets, liabilities, and capital and surplus, and the statement of operations.

	Capital and Surplus	Net income
Balances as reported to the DOI, at December 31, 2007	$35,699,103	3,667,203

	Capital and Surplus	Net income
Balances as reported to the DOI, at December 31, 2006	$30,823,397	4,188,446
Adjustments to:
Increase unpaid losses and loss adjustment expenses	—	(1,426,498)
Increase in other liabilities and other underwriting expenses	(261,137)	(261,137)
Increase deferred tax assets	1,643,930	—
Increase income tax payable and increase income taxes incurred for current year	(66,878)	(66,878)

Balance, as adjusted, at December 31, 2006	$32,139,312	2,433,933

	Capital and surplus	Net income
As reported to the DOI, at December 31, 2005	$25,748,543	1,379,957
Adjustments to:
Decrease premiums and agents’ balances	(237,000)	—
Decrease income tax receivable and increase income taxes incurred	(499,579)	(499,579)
Increase deferred tax assets	1,467,543	—
Decrease unpaid losses and loss adjustment expense sand losses and loss adjustment expenses	1,426,498	1,426,498
Decrease related to statutory merger	(1,137,027)	—
Increase other liabilities and other underwriting expenses	(47,286)	(47,286)
Decrease other underwriting expenses related to statutory merger	—	362,764

Balance, as adjusted, at December 31, 2005	$26,721,692	2,622,354

The Company has restrictions affecting the payment of shareholder dividends imposed by insurance regulations. The maximum amount of dividends that can be paid without prior approval of the DOI is limited to the greater of 10% of capital and surplus as regards policyholders as of the preceding year end or 100% of net income for the previous year limited by the amount of unassigned surplus. The Company is not presently permitted to declare any dividends without prior approval from the DOI.

Independent Auditors’ Report

The Board of Directors

Veterinary Pet Insurance Company:

We have audited the accompanying statutory statements of admitted assets, liabilities, and capital and surplus of Veterinary Pet Insurance Company (the Company) as of December 31, 2006 and 2005, and the related statutory statements of operations, changes in capital and surplus, and cash flow for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described more fully in note 3 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the Department of Insurance of the State of California, which practices differ from U.S. generally accepted accounting principles. The effects on the financial statements of the variances between statutory accounting practices and U.S. generally accepted accounting principles, although not reasonably determinable, are presumed to be material.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of the Company as of December 31, 2006 and 2005, or the results of its operations or its cash flows for the years then ended.

Also, in our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, and capital and surplus of the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flow for the years then ended on the basis of accounting described in note 3.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included on the supplemental schedules of investments and reinsurance is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

May 30, 2007

KPMG LLP, a U.S. limited liability partnership, is the U.S.

member firm of KPMG International, a Swiss cooperative.